EXHIBIT 2.1

MASTER JOINT VENTURE AGREEMENT

by and between

Maxygen, Inc., a Delaware Corporation,

Astellas Phama Inc., a Japanese Corporation,

and

Astellas Bio Inc., a Delaware Corporation

Dated as of June 30, 2009

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(continued)

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(continued)

EXHIBITS

Exhibit A	Certificate
Exhibit A.1	LLC Agreement
Exhibit A.2	Minutes
Exhibit B	Asset Contribution Agreement
Exhibit C	Co-Sale Agreement
Exhibit D	Investors’ Rights Agreement
Exhibit E	Joinder Agreement
Exhibit F	Other Products Collaboration Agreement

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(continued)

Page
Exhibit G	Purchase Agreement
Exhibit H	Transition Services Agreement
Exhibit I	Voting Agreement
Exhibit J	Opinion of Counsel to Maxygen
Exhibit K	Opinion of Counsel to Bio
Exhibit L	Equity Incentive Plan
Exhibit M	Press Releases
Exhibit N	Maxygen JVA Disclosure Schedules
Exhibit O	Astellas JVA Disclosure Schedules
Exhibit P	Astellas Agreement Assignment and Novation
Exhibit Q	UCOE License

Schedules

Schedule 1.41	Key Employees
Schedule 3.2(f)	Acknowledgement/Notification Agreements
Schedule 1.52	Permitted Encumbrance
Schedule 5.2	Work Plan and Budget
Schedule 9.9	Patents

The registrant agrees to furnish to the Securities and Exchange Commission upon request a copy of any omitted schedule or exhibit.

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EXECUTION VERSION

MASTER JOINT VENTURE AGREEMENT

This Master Joint Venture Agreement (this “Agreement”) is made and entered into as of this 30th day of June, 2009 by and between Maxygen, Inc. a Delaware corporation, having its principal offices at 515 Galveston Drive Redwood City, CA 94063 (together with its Affiliates, “Maxygen”), Astellas Pharma Inc., a Japanese corporation, having its principal offices at 2-3-11, Nihonbashi-Honcho, Chuo-ku, Tokyo 103-8411, Japan (“Astellas”) and Astellas Bio Inc., a Delaware corporation, having its principal offices at Three Parkway North Deerfield, IL 60015-2548 (“Bio”). Maxygen, Astellas and Bio are together referred to herein as the “Parties.”

RECITALS

WHEREAS, the Parties desire to create a new limited liability company, CPC (“CPC”), for the purpose of developing and commercializing the 4 Program (as defined below), and the Other Programs (as defined below) (the “Joint Venture”), and in furtherance thereof, agree on Maxygen’s contribution of certain Maxygen assets to CPC in exchange for equity in CPC, and, immediately following the contribution of such assets to CPC, on Bio’s and Maxygen’s contribution of cash to CPC in exchange for equity in CPC and on the option granted to Bio to purchase Maxygen’s entire equity position in CPC;

WHEREAS, in order to achieve such objectives, the Parties desire to effectuate the Joint Venture and to form CPC by causing a Certificate of Formation in substantially the form attached hereto as Exhibit A (the “Certificate”) to be filed and entering into this Agreement and the other Transaction Agreements, the Closing of such agreements to constitute one single, integrated transaction;

WHEREAS, the Parties would not have entered into this Agreement nor any other Transaction Agreement but for the other Party’s agreement to be duly bound by the other Transaction Agreements; and

WHEREAS, the Parties desire to clarify the governance and operation of the Joint Venture and the mechanics to the closing of the Transactions (as defined below).

NOW, THEREFORE, in consideration of the premises and mutual covenants herein below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

The following capitalized terms shall have the corresponding meanings as used in this Agreement:

1.1 “4 Program” has the meaning assigned to it in the Recitals of the Asset Contribution Agreement.

1.2 “Affiliate” means any corporation or other business entity that controls, is controlled by, or is under common control with a Party, for so long as such control exists. A corporation or other entity shall be regarded as in control of another corporation or entity if it owns or directly or indirectly controls at least fifty percent (50%) of the outstanding shares or other voting rights of the other corporation or entity having the right to elect directors or such lesser percentage that is the maximum permitted to be owned by a foreign entity in those jurisdictions where majority ownership by foreign entities is prohibited, or (a) in the absence of the ownership of at least fifty percent (50%) of the outstanding shares or other voting rights of a corporation, or (b) in the case of a non-corporate business entity, if it possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the corporation or non-corporate business entity, as applicable, whether through the ownership or control of voting securities, by contract or otherwise. Notwithstanding the foregoing, for the purposes of the Transaction Agreements, (i) CPC shall not be an Affiliate of any Party and (ii) for the avoidance of doubt, none of GlaxoSmithKline plc, Conus Partners, Inc., R.A. Investment Group or Codexis, Inc., or any of their respective affiliates, or any of their successors or assigns, shall be an Affiliate of Maxygen as a result of their current equity ownership in Maxygen or Maxygen’s current equity ownership in them, as the case may be other than to the extent any such entity is otherwise an Affiliate of Maxygen.

1.3 “Alternative Proposal” means any inquiry, proposal or offer from any Third Party with respect to an Alternative Transaction.

1.4 “Alternative Transaction” means (a) any acquisition of all, or substantially all, of the Business or any material portion of the Contributed Assets, or any material asset which is part of the Contributed Assets (b) any merger, consolidation or other business combination including Maxygen or (c) any acquisition or similar transaction (including, without limitation, a tender or exchange offer) involving the purchase of (i) 50% or more of the assets of Maxygen, its Subsidiaries, if any, on a consolidated basis, or (ii) 50% or more of the outstanding shares of capital stock of Maxygen. For the avoidance of doubt, “Alternative Transaction” does not include any acquisition, asset sale, merger, consolidation, other business combination or similar transaction that excludes the Business and the Contributed Assets.

1.5 “Asset Contribution Agreement” means the asset contribution agreement substantially in the form attached hereto as Exhibit B.

1.6 “Astellas Agreement” means the Co-Development and Commercialization Agreement by and between Astellas and Maxygen dated September 18, 2008 and any amendments thereto.

1.7 “Astellas Agreement Assignment and Novation” has the meaning assigned to it in the Asset Contribution Agreement.

1.8 “Assumed Liabilities” has the meaning assigned to it in Section 2.4 of the Asset Contribution Agreement.

1.9 “Board” means the board of directors of a corporation or equivalent group of a legal entity.

1.10 “Bridge Loan Agreement” means the loan agreement in substantially the form attached to the Investors’ Rights Agreement as Exhibit D.

1.11 “Business” has the meaning assigned to it in Section 1.2 of the Asset Contribution Agreement.

1.12 “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks in Japan or California or Delaware (as applicable) are authorized or required by Legal Requirement to remain closed.

1.13 “Buy-Out Option” has the meaning assigned to it in the Investors’ Rights Agreement.

1.14 “Cause” means, with respect to a Party’s employee, such employee’s (a) failure to perform assigned duties or responsibilities, which failure, if curable within the discretion of the Party, is not cured to the reasonable satisfaction of the Party within twenty (20) days after receipt by such employee of written notice of such failure from the Party, (b) engaging in any act of dishonesty, fraud, embezzlement, misrepresentation, or similar conduct, (c) violation of any federal, state, or local law or regulation applicable to the Party’s business, (d) breach of any confidentiality agreement, invention assignment agreement, or any other employment agreement between the employee and the Party, or (e) conviction of or entry of a plea of nolo contendere or guilty to, any crime or commission of any act of moral turpitude.

1.15 “Charter Documents” means the certificate of incorporation and bylaws of a corporate Party (or their respective equivalents in the jurisdiction of such party’s incorporation), or with respect to a limited liability company, its certificate of formation and limited liability company agreement (or their respective equivalents in such party’s jurisdiction of formation).

1.16 “Closing Date” means the date on which the Transaction is consummated in accordance with Article 3 and Article 6, which in any event shall be no later than (a) the second Business Day following the first date that the conditions set forth in Article 6 are satisfied or waived (other than those to be specifically delivered at Closing) or (b) such other date as the Parties mutually agree.

1.17 “Code” means the Internal Revenue Code of 1986, as amended.

1.18 “Co-Sale Agreement” means the co-sale agreement in substantially the form attached hereto as Exhibit C.

1.19 “Confidential Information” means all confidential and/or proprietary information of a Person, including information derived from reports, investigations, research, work in progress, programs, product concepts, marketing and sales programs, financial projections, cost summaries, pricing formula, contract analyses, financial information, projections, confidential filings with any state or federal agency, and all other confidential concepts, methods of doing business, ideas, materials or information prepared or performed for, by or on behalf of such Person by its employees, officers, directors, agents, representatives, or consultants.

1.20 “Contributed Assets” has the meaning assigned to it in Section 2.1 of the Asset Contribution Agreement.

1.21 “Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Approval).

1.22 “Contract” means any binding agreement, contract, consensual obligation, promise, understanding, arrangement, commitment or undertaking of any nature (whether written or oral and whether express or implied).

1.23 “Contributor Benefit Plans” has the meaning assigned to it in Section 1.6 of the Asset Contribution Agreement.

1.24 “Damages” means, and includes, any loss, damage, Liability, injury, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including any legal fee, accounting fee, expert fee or advisory fee), charge, out-of-pocket cost (including any cost of investigation) or out-of-pocket expense of any nature.

1.25 “DGCL” means the Delaware General Corporation Law.

1.26 “DLLCA” means the Delaware Limited Liability Company Act.

1.27 “Disclosure Schedules” means collectively the disclosure schedules of the Transaction Agreements.

1.28 “Dollars” or “$” refers to United States dollars.

1.29 “Employee” has the meaning assigned to it in the Asset Contribution Agreement.

1.30 “Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, equity, trust, equitable interest, claim, preference, right of possession, lease, tenancy, license, encroachment, covenant, infringement, interference, Order, proxy, option, right of first refusal, preemptive right, community property interest, legend, defect, impediment, exception, reservation, limitation, impairment, imperfection of title, condition or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset (except as imposed by any Legal

Requirement, or, in the case of a license, by the terms of the license) and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset) other than Permitted Encumbrances.

1.31 “Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust or company (including any limited liability company or joint stock company).

1.32 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

1.33 “Excluded Liability” has the meaning assigned to it in the Asset Contribution Agreement.

1.34 “Facility” has the meaning assigned it in Article 1 of the Asset Contribution Agreement.

1.35 “GAAP” means U.S. generally accepted accounting principles as in effect on the date hereof.

1.36 “Governmental Approval” has the meaning assigned it in Section 1.27 of the Asset Contribution Agreement.

1.37 “Governmental Authority” means any: (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, unit, or body and any court or other legal tribunal); (d) any governmental multinational organization or body; or (e) individual, Entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing or arbitral authority or power of any nature.

1.38 “Intellectual Property” has the meaning assigned to it in Section 1.28 of the Asset Contribution Agreement.

1.39 “Investors’ Rights Agreement” means the investors’ rights agreement in substantially the form attached hereto as Exhibit D.

1.40 “Joinder Agreement” means the joinder agreement substantially in the form attached hereto as Exhibit E.

1.41 “Key Employee” means those employees of Maxygen listed on Schedule 1.41.

1.42 “Knowledge” of a Party means, with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter by any of the following individuals (a) with respect to Maxygen: Russell Howard, Larry Briscoe, Elliot Goldstein, John Borkholder, Grant Yonehiro, Sridhar Viswanathan, Erik Karrer and Norm Kruse, as well as, solely with respect to Sections 5.5, Jim Shunk and (b) with respect to Bio and Astellas: Toshiyuki Ishii, Naoki Okamura, Yoshihito Daimon, and Emiko Yano.

1.43 “Legal Requirement” means any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, Order, edict, decree, proclamation, treaty, convention, rule, regulation, permit, ruling, directive, pronouncement, requirement (licensing or otherwise), specification, determination or decision that has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

1.44 “Liability” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with generally accepted accounting principles and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

1.45 “Material Adverse Effect” means:

(a) with respect to CPC, Bio or Astellas, any event, change or effect that, when taken individually or together with all other events, changes and effects, (a) is materially adverse to the condition (financial or otherwise), properties, assets, liabilities or operations of CPC, Bio or Astellas, as the case may be, taken as a whole, or (b) prevents or materially delays consummation of the Transactions or otherwise prevents CPC, Bio or Astellas, as the case may be, from performing its obligations under this Agreement or any Transaction Agreement; and

(b) with respect to Maxygen, any event, change or effect that, when taken individually or together with all other events, changes and effects, (a) is materially adverse to the condition (financial or otherwise), properties, assets (including the Contributed Assets), liabilities (including the Assumed Liabilities), or operations of the Business, taken as a whole, or (b) prevents or materially delays consummation of the Transactions or otherwise prevents Maxygen from performing its obligations under this Agreement or any Transaction Agreement.

(c) For purposes of the foregoing paragraphs (a) and (b), none of the following shall be deemed, either alone or in combination, to constitute a Material Adverse Effect, nor shall any of the following be taken into account in determining that there has been a Material Adverse Effect: any event, change or effect resulting from or arising out of (i) the performance by a Party of its obligations under the Transaction

Agreements in accordance with their terms or as required by applicable Legal Requirements, (ii) general economic changes, including changes in the market(s) in which the relevant Party operates or which the relevant Party serves, to the extent that they do not disproportionately and adversely affect the relevant Party, (iii) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof or (iv) any change in applicable Legal Requirements.

1.46 “Maxygen Contracts” has the meaning assigned to the term “Contributor Contracts” in Section 2.1(l) of the Asset Contribution Agreement.

1.47 “Option Closing” has the meaning assigned to it in Section 5.1 of the Investors’ Rights Agreement.

1.48 “Order” means any: (a) temporary, preliminary or permanent order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, stipulation, subpoena, writ or award that is or has been issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Authority; or (b) Contract with any Governmental Authority that is or has been entered into in connection with any Proceeding.

1.49 “Other Products Collaboration Agreement” means the agreement in substantially the form attached hereto as Exhibit F.

1.50 “Other Programs” has the meaning assigned to it in Section 1.40(b) of the Asset Contribution Agreement.

1.51 “Patents” has the meaning assigned to it in the Asset Contribution Agreement.

1.52 “Permitted Encumbrance” means, with respect to the Facility or the Contributed Assets, any or all of the following: (a) Encumbrances for Taxes and other similar governmental charges and assessments which are not yet delinquent or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established, (b) conditional sales contracts (covering personal property and equipment, but not real property or Intellectual Property) and equipment leases entered into in the ordinary course of business, (c) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business for sums not yet due and payable, and (d) any and all terms and conditions under Contracts specified in Schedule 1.52.

1.53 “Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity including Governmental Authority.

1.54 The “Preferred Unit Agreements” means the Investors’ Rights Agreement, the Co-Sale Agreement and the Voting Agreement.

1.55 “Proceeding” means any action, suit, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation that is or has been commenced, brought, conducted or heard at law or in equity or before any Governmental Authority or any arbitrator or arbitration panel.

1.56 “Programs” has the meaning assigned to it in Section 1.40 of the Asset Contribution Agreement.

1.57 The “Purchase Agreement” means the unit purchase agreement in substantially the form attached hereto as Exhibit G.

1.58 “Receivables” means all amounts owed by Astellas and payments accruing from Astellas on or after the Closing Date under the Astellas Agreement.

1.59 “Related Entity” has the meaning assigned to it in the Investors’ Rights Agreement.

1.60 “Representatives” means officers, directors, attorneys, advisors and agents of a Party, except that CPC shall not be a Representative of any other Party. In addition, all Affiliates of Maxygen, Astellas or Bio shall be deemed to be “Representatives” of Maxygen, Astellas or Bio, respectively.

1.61 “SEC” means the Securities and Exchange Commission.

1.62 “Specified Dispute” means any dispute based primarily on the interpretation or construal of the Delaware General Corporation Law.

1.63 “Stockholder Approval” means the affirmative vote of a majority of outstanding shares of Maxygen’s common stock entitled to vote in accordance with the DGCL and Maxygen’s Charter Documents authorizing (a) the transfer and delivery of the Contributed Assets pursuant to the Asset Contribution Agreement, (b) the grant of the Buy-Out Option and (c) the delivery and sale of the Buy-Out Units (as defined in the Investors’ Rights Agreement) upon the Option Closing.

1.64 “Superior Proposal” means any bona fide written Alternative Proposal that Maxygen’s Board shall have determined in good faith would be more favorable to the Maxygen’s stockholders (in their capacity as such) than the Transactions after (a) receiving the advice of its financial advisor, (b) taking into account the likelihood and timing of consummation of such Alternative Proposal on the terms set forth therein and the likelihood and timing of consummation of the Transactions, including the exercise of the Buy-Out Option, on their terms, (c) taking into account all appropriate legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory or other aspects of such proposal and any other relevant factors permitted by applicable Legal Requirements.

1.65 “Subsidiary” means any corporation, association, partnership, limited liability company, joint venture or other business entity of which more than 50%

of the voting stock or other equity interest is owned directly or indirectly by any Person or one or more of the other Subsidiaries of such Person or a combination thereof. Notwithstanding the foregoing, for the purposes of the Transaction Agreements, CPC shall not be a Subsidiary of either Maxygen, Astellas or Bio.

1.66 “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount and any interest on such penalty, addition to tax or additional amount, imposed by any Tax Authority.

1.67 “Tax Authority” means any Governmental Authority responsible for the imposition, assessment or collection of any Tax (domestic or foreign).

1.68 “Technology License Agreement” has the meaning assigned to it in Section 4.2(c) of the Asset Contribution Agreement.

1.69 “Termination Fee” means an amount in cash equal to one million five hundred thousand dollars ($1,500,000.00).

1.70 “Third Party” means any entity other than Bio, Maxygen, CPC, Astellas or their respective Affiliates. For the avoidance of doubt, sublicensees which are not an Affiliate of Bio, Maxygen, CPC, or Astellas shall be included in the definition of Third Party.

1.71 “Transaction Agreements” means collectively (a) this Agreement; (b) Asset Contribution Agreement; (c) Purchase Agreement; (d) Preferred Unit Agreements; (e) Transition Services Agreement; (f) Other Products Collaboration Agreement; (g) Technology License Agreement; (h) Joinder Agreement; (i) Bridge Loan Agreement; (j) LLC Agreement; (k) Astellas Agreement Assignment and Novation (excluding, for the avoidance of doubt, the Astellas Agreement itself) in the form attached hereto as Exhibit P; (l) UCOE License Assignment Agreement (as defined in the Asset Contribution Agreement) in the form attached hereto as Exhibit Q; (m) Patent Assignment (as defined in the Asset Contribution Agreement); (n) Assignment and Assumption (as defined in the Asset Contribution Agreement); and (o) the Space Sharing Agreements (as defined in the Asset Contribution Agreement).

1.72 “Transactions” means, collectively, the transactions contemplated by the Transaction Agreements.

1.73 “Transition Services Agreement” means the agreement substantially in the form attached hereto as Exhibit H.

1.74 “Voting Agreement” means the voting agreement in substantially the form attached hereto as Exhibit I.

1.75 “United States” means the United States of America and its possessions and territories.

1.76 Additional Definitions. Each of the following terms shall have the meaning defined in the corresponding sections of this Agreement indicated below:

Term	Section Reference
Agreement	Preamble
Assignment Consent	8.1
Astellas	Preamble
Bio	Preamble
CEOs	10.1
Certificate	Recitals
Closing	3.1
COBRA	8.5
CPC	Recitals
Equity Incentive Plan	5.6
Indemnified Party	9.5(a)
Indemnifying Party	9.5(a)
Joint Venture	Recitals
JVA Disclosure Schedule	Article 4
LLC Agreement	2.3
Managers	2.3
Maxygen	Preamble
Minutes	2.3
New Litigation Claim	5.3
Non-Assignable Asset	8.1
Offerees	5.5(a)
Outside Termination Date	7.1(b)
Parties	Preamble
Proxy Statement	5.11
Representing Party	Article 4
Separate Transaction	5.4(a)
Stockholders’ Meeting	5.10
Survival Date	9.1
Transferred Employees	5.5(b)

1.77 Name of CPC. The Parties acknowledge that, prior to its formation, CPC may be designated by a different name. Upon such redesignation, all references in this Agreement to “CPC” in the Transaction Agreements and any other agreements related to the Transactions shall be deemed to be a reference to such different name, if any.

ARTICLE 2

THE JOINT VENTURE

2.1 Formation of CPC. Maxygen shall cause to be filed on or prior to the Closing Date with the Secretary of the State of Delaware the Certificate with such changes therein, if any, as may be jointly approved by the Parties. Subject to Section 8.6, the expenses of forming CPC, including the reasonable legal and other expenses related thereto but, for the avoidance of doubt, excluding any legal and other expenses incurred by the Parties in connection with the negotiation and effectuation of the Transaction Agreements, shall be borne by CPC.

2.2 Operation of CPC. The Parties hereby agree to jointly develop and operate CPC in accordance with the Transaction Agreements.

2.3 CPC Governance. In connection with the formation of CPC, the Parties shall cause the limited liability agreement, in substantially the form attached hereto as Exhibit A.1 (the “LLC Agreement”) and the minutes of the initial meeting of CPC’s managers (the “Managers”) (or action by unanimous written consent of the Managers covering substantially similar matters), in substantially the form attached hereto as Exhibit A.2 (the “Minutes”), to be adopted as the limited liability company agreement and minutes of CPC.

ARTICLE 3

THE CLOSING

3.1 Time and Place of Closing. The closing of the Transactions shall take place remotely via the exchange of documents and signatures on the Closing Date at such place as the Parties mutually agree upon in writing (which consummation of the Transactions at such place is designated as the “Closing”).

3.2 Closing Deliverables by Maxygen. At the Closing, Maxygen shall deliver the following items duly executed by Maxygen, as applicable:

(a) Officer’s Certificate. A certificate executed on behalf of Maxygen by an officer of Maxygen, dated as of the Closing Date, certifying as to accuracy of the provisions set forth in Sections 6.1(a), 6.1(b), and 6.1(c).

(b) Secretary’s Certificate. A certificate of Maxygen’s Secretary certifying as to the accuracy of the:

(i) certificate of incorporation and bylaws of Maxygen as in effect as of the Closing Date,

(ii) resolutions of Maxygen’s Board authorizing the execution, delivery and performance of this Agreement and of all other Transaction Agreements,

(iii) authorization of the stockholders of the execution, delivery and performance of the Transaction Agreements and the Transactions, and

(iv) incumbency of Maxygen’s officers executing this Agreement and all other Transaction Agreements.

(c) Certificate of Good Standing. Certificates from the Secretary of State of Delaware and the Secretary of State of California, each as to Maxygen’s good standing and payment of all applicable franchise taxes.

(d) Opinion of Counsel. An opinion, in the form reasonably acceptable to Bio, dated as of the Closing Date from Maxygen’s legal counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, in substantially the form attached hereto as Exhibit J.

(e) Transaction Agreements. Maxygen shall execute and deliver the items specified in Section 1.2(b) of the Purchase Agreement and Sections 4.2 and 4.4 of the Asset Contribution Agreement as well as all Transaction Agreements (other than the Bridge Loan Agreement) to which Maxygen is a party.

(f) Assignment and Notification. Copies of the notice and/or acknowledgement letters listed on Schedule 3.2(f), which for the avoidance of doubt, shall not be required to be executed, accepted or otherwise acknowledged by any Person other than Maxygen and/or CPC as applicable.

3.3 Closing Deliverables by Bio. At the Closing, Bio shall deliver the following items duly executed by Bio, as applicable:

(a) Officer’s Certificate. A certificate executed on behalf of Bio by an officer of Bio, dated as of the Closing Date, certifying as to the accuracy of the:

(i) provisions set forth in Sections 6.2(a) and 6.2(b),

(ii) Bio’s Charter Documents as in effect as of the Closing Date,

(iii) resolutions of Bio’s Board authorizing the execution, delivery and performance of this Agreement and of all other Transaction Agreements, and

(iv) incumbency of Bio’s officers executing this Agreement and any other Transaction Agreement to which Bio is a party.

(b) Transaction Agreements. Bio shall execute and deliver all Transaction Agreements to which Bio is a party.

3.4 Closing Deliverables by Astellas. At the Closing, Astellas shall deliver the following items duly executed by Astellas, as applicable:

(a) Officer’s Certificate. A certificate executed on behalf of Astellas by an officer of Astellas, dated as of the Closing Date, certifying as to the accuracy of the:

(i) provisions set forth in Sections 6.2(a) and 6.2(b),

(ii) Astellas’ Charter Documents as in effect as of the Closing Date,

(iii) resolutions of Astellas’ Board authorizing the execution, delivery and performance of this Agreement and of all other Transaction Agreements, and

(iv) incumbency of Astellas’ officers executing this Agreement and any other Transaction Agreement to which Astellas is a party.

(b) Transaction Agreements. Astellas shall execute and deliver all Transaction Agreements to which Astellas is a party.

(c) Opinion of Counsel. An opinion, in the form reasonably acceptable to Maxygen, dated as of the Closing Date from Bio’s and Astellas’ legal counsel, Morrison & Foerster LLP, in substantially the form attached hereto as Exhibit K.

3.5 Closing Deliverables by CPC. At the Closing, the Parties hereto shall cause CPC to execute and deliver the items specified in Section 1.2(b) of the Stock Purchase Agreement and Section 4.4 of the Asset Contribution Agreement, the Joinder Agreement, as well as all Transaction Agreements (other than the Bridge Loan Agreement) to which CPC is a party.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

Except as set forth in the corresponding sections of the disclosure schedule of each Party delivered to the other Parties concurrently with the execution and delivery of this Agreement (as the case may be, the Maxygen, the Bio or the Astellas “JVA Disclosure Schedule”) or, with respect to Maxygen, as disclosed in the reports, schedules, forms, statements and other documents filed by Maxygen with the SEC (and with respect to such reports, schedules, forms, statements and other documents filed prior to January 1, 2009, such items shall be, and are specifically cross referenced in the Maxygen JVA Disclosure Schedule), each Party (the “Representing Party”) hereby represents and warrants to the other Parties, as a material inducement for such other Party’s entry into this Agreement that as of the date hereof:

4.1 Representations and Warranties of Maxygen.

(a) Organization and Qualification. Maxygen is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

(b) Authority. Maxygen has all necessary power and authority to execute and deliver this Agreement and the other Transaction Agreements and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other Transaction Agreements and the consummation by Maxygen of the Transactions have been duly and validly authorized by all requisite corporate action and no other corporate proceedings on the part of Maxygen are necessary to authorize this Agreement or the other Transaction Agreements or to consummate the Transactions (other than obtaining Stockholder Approval). This Agreement has been, and at Closing the other Transaction Agreements (other than the Bridge Loan Agreement) will be, duly and validly executed and delivered by Maxygen. This Agreement constitutes, and at Closing the other Transaction Agreements (other than the Bridge Loan Agreement) will constitute, the legal, valid and binding obligations of Maxygen, enforceable against Maxygen in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles related to or limiting creditors’ rights generally, by the availability of equitable remedies and defenses and, to the extent the indemnification provisions contained in the Investors’ Rights Agreement may further be limited by applicable laws and principles of public policy.

(c) Charter Documents; Books and Records. Maxygen has not provided any copies of minutes of meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders of Maxygen, Maxygen’s Board or any committees of Maxygen’s Board. The minutes and other records of meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders of Maxygen, Maxygen’s Board or any committees of Maxygen’s Board contain no information relevant to the Business and/or the Transactions other than has otherwise been disclosed to Bio or Astellas in connection with its due diligence review of the Business and the Contributed Assets. Maxygen holds none of its capital stock in treasury.

(d) No Conflicts; Required Consents. No consents are required with respect to Maxygen’s execution and delivery of this Agreement, the other Transaction Agreements, and the consummation of the Transactions. The execution, delivery and performance of this Agreement and the other Transaction Agreements by Maxygen do not and will not either with or without notice or lapse of time:

(i) conflict with, violate or result in any breach of: (A) Maxygen’s certificate of incorporation or bylaws or equivalent organizational documents; or (B) any Legal Requirement with respect to Maxygen applicable to Maxygen or by which its Business, assets, or properties are bound or affected, except those which would not have a Material Adverse Effect;

(ii) give any Governmental Authority or other Person the right to (A) exercise any remedy or obtain any relief under any Legal Requirement or any order, judgment, injunction, decree, or award of any arbitrator to which Maxygen is subject, (B) declare a default of, exercise any remedy under, accelerate the performance of, cancel, terminate, modify or receive any payment under any indenture or loan or credit agreement or any other agreement, to which Maxygen is a party or by which Maxygen or any of the assets or properties constituting the Business may be bound or affected or (C) revoke, suspend or modify any Governmental Approval, except, with respect to any of clauses (A) through (C), as would not be reasonably likely to result in a Material Adverse Effect with respect to Maxygen;

(iii) cause Maxygen to become subject to, or to become liable for the payment of, any material Tax;

(iv) assuming the Consents listed in Section 4.1(d) of the Maxygen JVA Disclosure Schedule are obtained, or notices and/or acknowledgements are sent, result in any breach of or constitute a default under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance on the Facility or the Contributed Assets other than Permitted Encumbrances pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation except as would not be reasonably likely to result in a Material Adverse Effect with respect to Maxygen; or

(v) require Maxygen to obtain any consent of, or make or deliver any filing or notice to, a Governmental Authority, other than as expressly contemplated by the Transaction Agreements.

(e) Broker’s Fees. Maxygen has no liability or obligation to pay any fees or commissions to any broker, finder, agent or attorney, with respect to the Transactions.

(f) Board Approval. Maxygen’s Board has (i) approved this Agreement, the other Transaction Agreements and the Transactions, (ii) determined that the Transactions are in the best interests of the stockholders of Maxygen and are on terms that are fair to such stockholders, and (iii) recommended that the stockholders of Maxygen approve the Transaction Agreement and the Transactions (including, without limitations, the Buy-Out Option).

(g) Reasonably Equivalent Value; Good Faith; Fraudulent Conveyance. Maxygen is not entering into the Transactions with the intent to hinder, delay or defraud any Person to which it is, or may become, indebted. The units delivered to Maxygen pursuant to the Asset Contribution Agreement and the Purchase Agreement have a value that is not less than the reasonably equivalent value and/or fair market value of the Contributed Assets less the Assumed Liabilities. As of the date hereof, and immediately after giving effect to the Transactions, the sum of Maxygen’s assets, at a fair valuation, is greater than all of Maxygen’s total liabilities, including, without limitation, all contingent obligations at fair valuation. Maxygen is able, and will continue to be able immediately after the Closing, to meet its debts (including disputed, contingent and unliquidated liabilities) as they mature and will not become insolvent as a result of the Transactions. Immediately after the Closing, Maxygen will have sufficient capital and property remaining to conduct the business in which it will thereafter be engaged.

4.2 Representations and Warranties of Bio.

(a) Organization and Qualification. Bio is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

(b) Authority. Bio has all necessary power and authority to execute and deliver this Agreement and the other Transaction Agreements and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other Transaction Agreements and the consummation by Bio of the Transactions have been duly and validly authorized by all requisite corporate action and no other corporate proceedings on the part of Bio are necessary to authorize this Agreement or the other Transaction Agreements or to consummate the Transactions. This Agreement has been, and at Closing the other Transaction Agreements to which Bio is a party will be, duly and validly executed and delivered by Bio. This Agreement constitutes, and at Closing the other Transaction Agreements to which Bio is a party will constitute, the legal, valid and binding obligations of Bio, enforceable against Bio in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles related to or limiting creditors’ rights generally, by the availability of equitable remedies and defenses, and to the extent the indemnification provisions contained in the Investors’ Rights Agreement may further be limited by applicable laws and principles of public policy.

(c) No Conflicts; Required Consents. No consents are required with respect to Bio’s execution and delivery of this Agreement, the other Transaction Agreements, and the consummation of any of the Transactions. The execution, delivery and performance of this Agreement and the other Transaction Agreements by Bio do not:

(i) conflict with, violate or result in any breach of: (A) Bio’s Charter Documents, or (B) any Legal Requirement applicable to Bio or by which its business, assets, or properties are bound or affected except those which would not have a Material Adverse Effect with respect to Bio,

(ii) give any Governmental Authority or other Person the right to (A) exercise any remedy or obtain any relief under any Legal Requirement or any order, judgment, injunction, decree, or award of any arbitrator to which Bio is subject; (B) declare a default of, exercise any remedy under, accelerate the performance of, cancel, terminate, modify or receive any payment under any indenture or loan or credit agreement or any other agreement, to which Bio is a party or by which Bio or any of the assets or properties constituting the Business may be bound or affected or (C) revoke, suspend or modify any Governmental Approval, except, with respect to any of clauses (A) through (C), as would not be reasonably likely to result in a Material Adverse Effect with respect to Bio,

(iii) cause Bio to become subject to, or to become liable for the payment of, any material Tax or

(iv) require Bio to obtain any consent of, or make or deliver any filing or notice to, a Governmental Authority, other than as expressly contemplated by the Transaction Agreements.

(d) Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to Bio’s Knowledge, currently threatened that questions the validity of this Agreement, the Transaction Agreements or the right of Bio to enter into them, or to consummate the Transactions.

(e) Broker’s Fees. Bio has no liability or obligation to pay any fees or commissions to any broker, finder, agent or attorney, with respect to the Transactions.

(f) Board Approval. Subject to Section 4.4(b), Bio’s Board has approved this Agreement, the other Transaction Agreements and the Transactions.

4.3 Representations and Warranties of Astellas.

(a) Organization and Qualification. Astellas is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

(b) Authority. Astellas has all necessary power and authority to execute and deliver this Agreement and the other Transaction Agreements and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other Transaction Agreements and the consummation by Astellas of the Transactions have been duly and validly authorized by all requisite corporate action and no other corporate proceedings on the part of Astellas are necessary to authorize this Agreement or the other Transaction Agreements or to consummate the Transactions. This Agreement has been, and at Closing the other Transaction Agreements to which Astellas is a party will be, duly and validly executed and delivered by Astellas. This Agreement constitutes, and at Closing the other Transaction Agreements to which Astellas is a party will constitute, the legal, valid and binding obligations of Astellas, enforceable against Astellas in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles related to or limiting creditors’ rights generally, by the availability of equitable remedies and defenses and, to the extent the indemnification provisions contained in the Investors’ Rights Agreement may further be limited by applicable laws and principles of public policy.

(c) No Conflicts; Required Consents. No consents are required with respect to Astellas’ execution and delivery of this Agreement, the other Transaction Agreements, and the consummation of any of the Transactions. The execution, delivery and performance of this Agreement and the other Transaction Agreements by Astellas do not:

(i) conflict with, violate or result in any breach of: (A) Astellas’ Charter Documents, or (B) any Legal Requirement applicable to Astellas or by which its business, assets, or properties are bound or affected except those which would not have a Material Adverse Effect with respect to Astellas,

(ii) give any Governmental Authority or other Person the right to (A) exercise any remedy or obtain any relief under any Legal Requirement or any order, judgment, injunction, decree, or award of any arbitrator to which Astellas is subject; (B) declare a default of, exercise any remedy under, accelerate the performance of, cancel, terminate, modify or receive any payment under any indenture or loan or credit agreement or any other agreement, to which Astellas is a party or by which Astellas or any of the assets or properties constituting the Business may be bound or affected or (C) revoke, suspend or modify any Governmental Approval, except, with respect to any of clauses (A) through (C), as would not be reasonably likely to result in a Material Adverse Effect with respect to Astellas,

(iii) cause Astellas to become subject to, or to become liable for the payment of, any material Tax or

(iv) require Astellas to obtain any consent of, or make or deliver any filing or notice to, a Governmental Authority, other than as expressly contemplated by the Transaction Agreements.

(d) Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to Astellas’ Knowledge, currently threatened that questions the validity of this Agreement, the Transaction Agreements or the right of Astellas to enter into them, or to consummate the Transactions.

(e) Broker’s Fees. Astellas has no liability or obligation to pay any fees or commissions to any broker, finder, agent or attorney, with respect to the Transactions.

(f) Board Approval. Subject to Section 4.3(b), Astellas’ Board has approved this Agreement, the other Transaction Agreements and the Transactions.

4.4 Disclosure; No Other Representations and Warranties; Projections.

(a) Subject to Section 4.3(c), no representation or warranty in this Article 4 or in any document delivered by any Party or any of their respective Affiliates pursuant to this Agreement or any other Transaction Agreement, and no certificate or instrument furnished to any other Party pursuant hereto or in connection with this Agreement, when taken as a whole, contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statement herein or therein, in light of the circumstances in which they were made, not misleading. Each, Representing Party has delivered or made available to any other Party, as applicable, true, correct and complete copies of all documents, including all amendments, supplements and modifications thereof or waivers currently in effect thereunder, described in the respective JVA Disclosure Schedules.

(b) To each Party’s Knowledge there is no fact known to it relating to the Transactions that may have a Material Adverse Effect on such Party’s ability to consummate the Transactions.

(c) Each of the Parties acknowledges that the detailed representations and warranties contained herein have been negotiated at arm’s length among sophisticated business entities. Except for the representations and warranties expressly set forth in this Agreement, the other Transaction Agreements, or other agreements between the Parties (including, without limitation, the Astellas Agreement), Bio and Astellas agree that neither Maxygen nor any other person acting on behalf of Maxygen, makes or has made any other express or implied representation or warranty to Bio or Astellas as to the accuracy or completeness of any information regarding Maxygen, the Business, the Transactions or any other matter. Except for the representations and warranties expressly set forth in this Agreement, the other Transaction Agreements or other agreements between the Parties (including, without limitation, the Astellas Agreement), Maxygen agrees that neither Bio nor any other person acting on behalf of Bio, makes or has made any other express or implied representation or warranty to Maxygen as to the accuracy or completeness of any information regarding Bio, its business and operations, the Transactions or any other matter.

(d) In connection with Bio’s and Astellas’ investigation of Maxygen and the Business, Bio and Astellas have received from or on behalf of Maxygen certain projections, forecasts and business plans with respect to Maxygen, the Business and CPC. Each of Bio and Astellas acknowledges that there are uncertainties inherent in attempting to make such projections, forecasts and business plans, that each of Bio and Astellas is familiar with such uncertainties, and that each of Bio and Astellas is responsible for making its own evaluation of the adequacy and accuracy of all projections, forecasts and business plans so furnished to it (including the reasonableness of the assumptions underlying such projections and forecasts). Accordingly (and without limiting any other provisions of this Agreement or the Transaction Agreements, the Astellas Agreement or other agreements between the Parties), neither Maxygen nor any other Person acting on its behalf makes any representation or warranty with respect to such projections, forecasts and business plans (including the reasonableness of the assumptions or the accuracy of the information underlying such projections and forecasts).

ARTICLE 5

COVENANTS

During the time period from the date of this Agreement until the earlier to occur of the (a) Closing Date and (b) the termination of this Agreement in accordance with the provisions of Article 7 hereof, the Parties covenant and agree as follows:

5.1 Maxygen’s Conduct of the Business. Except as required by applicable Legal Requirements, as consented to in writing by Bio (which consent shall not be unreasonably delayed or withheld), as set forth in Section 5.1 of the Maxygen JVA Disclosure Schedule or as otherwise expressly provided for hereby or by the other Transaction Agreements, Maxygen covenants to:

(a) Conduct the Business only in, and Maxygen shall not take any action except in, the ordinary course of business and in a manner consistent with past practice;

(b) Pay all of its Liabilities and Taxes relating to the Contributed Assets or the Business when due, subject to good faith disputes over such Liabilities or Taxes;

(c) Maintain insurance coverage in amounts adequate to cover the reasonably anticipated risks of Maxygen relating to the Contributed Assets or the Business;

(d) Use commercially reasonable efforts to (i) preserve intact all rights of the Business, to keep available the services of its Employees and consultants who provide services to the Business and (ii) preserve good relationships with its employees, licensors, licensees, suppliers, contractors and other persons with which Maxygen has business relations as related to the Business; and

(e) Promptly notify Bio of any event or occurrence that would cause the condition set forth in Section 6.1(c) to fail to be satisfied, or which results in any material Encumbrance on any of the Contributed Assets.

5.2 Restrictions on Maxygen’s Conduct of the Business Prior to Closing. Without limiting the generality of Section 5.1 above, except as required by applicable Legal Requirements, as consented to in writing by Bio (which consent shall not be unreasonably delayed or withheld), as set forth in Section 5.2 of the Maxygen JVA Disclosure Schedule or as otherwise expressly provided for hereby or by the other Transaction Agreements, Maxygen covenants not to:

(a) Enter into, create, incur or assume (i) any borrowings under capital leases relating to the Contributed Assets or the Business or (ii) any obligations which would have a Material Adverse Effect on Maxygen or CPC’s ability to conduct the Business in substantially the same manner and condition as currently conducted by Maxygen;

(b) Acquire any business or any Entity by merging or consolidating with, or by purchasing any equity securities or all or substantially all of the assets of, any such business or Entity or any similar transaction, in each case such as are material, individually or in the aggregate, to Maxygen’s Business or the Contributed Assets;

(c) Sell, transfer, lease, out-license or otherwise encumber any of its material assets relating to the Contributed Assets or the Business (including the Contributed Assets), or otherwise enter into any Contract or other transaction that would limit, reduce or restrict the Intellectual Property or other assets to be assigned or licensed to CPC under the Asset Contribution Agreement (or the Technology License Agreement) except for (i) transfer of materials in the ordinary course of business under standard material transfer agreements solely for internal research use, which transfer of materials excludes any transfer, out-license or assignment of any Intellectual Property Rights beyond the grant of a limited, non-exclusive right to use such materials for internal research purposes, (ii) transfer of materials to contractors in the performance of activities under the Astellas Agreement in accordance with the terms of that agreement and the plans and budgets approved by the JSC thereunder, or (iii) transfer materials to contractors in the performance of the research activities to be conducted by Maxygen as described in Section 5.15 of this Agreement in accordance with Schedule 5.2 attached hereto;

(d) Enter into any agreements or commitments relating to the Contributed Assets or the Business with another Person, except on commercially reasonable terms in the ordinary course of business;

(e) Violate any Legal Requirement applicable to the Business or the Contributed Assets except those that would not have a Material Adverse Effect with respect to Maxygen;

(f) Violate any Maxygen Contract or Governmental Approval applicable to the Business or the Contributed Assets, the violation of which could reasonably be expected to have a Material Adverse Effect with respect to Maxygen;

(g) Terminate or amend any Maxygen Contract (other than (i) employment or similar agreements, which are provided for under clauses (q) and (r), below and (ii) the extension of the lease of the Lab Facility) or Governmental Approval applicable to the Business or the Contributed Assets;

(h) Commence a Proceeding which would affect in any adverse manner the Contributed Assets or the Business;

(i) Purchase, lease, in-license or otherwise acquire any assets relating to the Contributed Assets or the Business, except for (i) supplies, materials, services and equipment purchased, leased, in-licensed or acquired by Maxygen in the ordinary course of business consistent with past practice, (ii) supplies, materials, services and in-licenses of intellectual property in furtherance of activities under the Astellas Agreement, as permitted under the terms of that agreement and the plans and budgets approved by the

JSC thereunder, or (iii) supplies, materials, services and in-licenses to intellectual property in furtherance of activities to be conducted by Maxygen as described in Section 5.15 of this Agreement in accordance with Schedule 5.2 attached hereto;

(j) Provide any credit, loan, advance, guaranty, endorsement, indemnity, warranty or mortgage relating to the Contributed Assets or the Business to any Person, including any of the customers, stockholders, officers, employees or directors of Maxygen, other than those made in the ordinary course of business;

(k) Borrow from any Person by way of a loan, advance, guaranty, endorsement, indemnity, or warranty if such act would have a Material Adverse Effect with respect to Maxygen;

(l) Change its credit practices, accounting methods or practices or standards used to maintain its books, accounts or business records as they relate to the Business or Contributed Assets, if such act would have a Material Adverse Effect with respect to Maxygen;

(m) Change the terms of its accounts or other payables or Receivables or take any action directly or indirectly to cause or encourage any acceleration or delay in the payment, collection or generation of its accounts or Receivables with respect to the Contributed Assets or the Business, if such act would have a Material Adverse Effect with respect to Maxygen;

(n) Incur with respect to the Business or Contributed Assets any indebtedness for borrowed money, any deferred purchase price of property or leases which would be capitalized in accordance with GAAP, any reimbursement and other obligations in respect of letters of credit and surety or performance bonds, any net obligations in respect of derivative products, any accounts payable or trade payables other than accounts payable and trade payables incurred in the ordinary course, or any similar transaction (contingent or otherwise); and any liability as a surety, guarantor, accommodation party or otherwise for or upon the indebtedness or obligation of any other Person of the nature described above;

(o) With respect to the Contributed Assets or the Business, other than in the ordinary course of business, (i) change the management organization or personnel arrangements with sales brokers, market research projects or working capital levels (payables and Receivables); (ii) change the discretionary costs, such as maintenance and repairs, research and development, and training; (iii) make any changes in capital expenditures or deferrals of capital expenditures; (iv) deviate from operating budgets; or (v) change any of its business policies, including, advertising, investments, marketing, pricing, purchasing, production, personnel, sales, returns, budget or product acquisition policies, if any such act would have a Material Adverse Effect with respect to Maxygen;

(p) Amend the terms of its certificate of incorporation or bylaws in any manner that would be reasonably likely to materially impede or delay the consummation of the Transactions;

(q) Hire any new employee who is substantially related to the Business other than in the ordinary course of business, terminate any Key Employee other than for Cause, increase the annual level of compensation of any Offeree except for regular, scheduled compensation increases in the ordinary course of business, establish or adopt any Employee Benefit Plan, or grant any new severance entitlements or any unusual or extraordinary bonuses, benefits or other material compensation to any Offeree, in each case other than in the ordinary course of business or pursuant to written agreements, arrangements or policies in effect as of the date of this Agreement;

(r) Make any severance payments to any Offeree, except payments made pursuant to written agreements, arrangements or policies in effect as of the date of this Agreement;

(s) Make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any amendment to a Tax Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes related to the Business or Contributed Assets, except those that would not have a Material Adverse Effect with respect to Maxygen;

(t) Fail to maintain all inventory relating to the Business at current levels or fail to maintain the Contributed Assets in good repair, order and condition, reasonable wear and tear excepted, if any such failure would have a Material Adverse Effect with respect to Maxygen;

(u) Intentionally take any other action or fail to take any action that would cause a Material Adverse Effect with respect to Maxygen; or

(v) Enter into any Contract or agree, in writing or otherwise, to take any of the actions described in Section 5.2(a) through 5.2(u) above.

5.3 Litigation. Maxygen will (a) notify Bio in writing promptly after having Knowledge of any action, suit, arbitration, mediation, proceeding, claim, or investigation by or before any Governmental Authority or arbitrator initiated by or against it or any of its Affiliates, or to Maxygen’s Knowledge, is threatened in writing against it, any of its Affiliates or any of their respective directors or officers in their capacity as such which relate to the Business or the Contributed Assets (a “New Litigation Claim”), (b) notify Bio of ongoing material developments in any New Litigation Claim and (c) consult in good faith with Bio regarding the conduct of the defense of any New Litigation Claim.

5.4 No Solicitation of Competing Transaction.

(a) Maxygen shall not, and Maxygen shall cause its Representatives not to, directly or indirectly:

(i) Initiate, solicit, or knowingly encourage any inquiries that would reasonably be expected to lead to an Alternative Proposal (including by way of making statements or furnishing information regarding the Business or the Contributed Assets or Assumed Liabilities); or

(ii) Hold any discussions or enter into any agreements with, or provide any information or respond to, any Third Party concerning an Alternative Proposal or cooperate in any way with, agree to, assist or participate in, solicit, knowingly facilitate or knowingly encourage any effort or attempt by any Third Party to do or seek any of the foregoing. If at any time prior to the earlier of (A) the Closing and (B) the termination of this Agreement pursuant to its terms, Maxygen is approached in any manner by a Third Party (a “Competing Party”) concerning an Alternative Proposal, Maxygen shall promptly inform Bio regarding such contact, and furnish Bio with a copy of any inquiry or proposal, or, if not in writing, a description thereof, including the name of such Competing Party, and Maxygen shall keep Bio informed of the status and material terms of any future notices, requests, correspondence or communications related thereto.

Nothing contained in this Section 5.4 shall prohibit Maxygen or any of Maxygen’s Representatives from taking or restrict Maxygen’s or its Representatives’ ability to take any actions whatsoever related to any acquisition, asset sale, merger, consolidation, other business combination or similar transaction (or inquiry, proposal, discussions, negotiations with respect thereto or that the Board of Maxygen determines is reasonably likely to lead thereto) that does not include the Business or the Contributed Assets (such transactions referred to as a “Separate Transaction”). Furthermore, none of the actions specified in the immediately foregoing sentence shall be or be deemed to be a breach of this Section 5.4 regardless of whether any such actions subsequently result in an Alternative Proposal within the meaning of this Section 5.4 (which Alternative Proposal, if any, shall, for the avoidance of doubt, be otherwise subject to the terms of this Section 5.4) if such Alternative Proposal was not solicited by Maxygen or any of Maxygen’s Representatives, nor knowingly encouraged by Maxygen or any of Maxygen’s Representatives when responding to a proposal regarding a Separate Transaction. For purposes of this Agreement, the party that “solicits” an Alternative Proposal shall be deemed to mean the party that first proposes an Alternative Transaction and not the party that receives such proposal provided such receiving party did not knowingly encourage the other party to make such proposal.

(b) Subject to the provisions set forth in Section 5.4(c), nothing contained in this Section 5.4 or otherwise in this Agreement shall prohibit Maxygen’s Board or any of Maxygen’s Representatives from (i) authorizing a communication with any party that is limited to making such party aware of the provisions of this Section 5.4; (ii) furnishing information to (but only subject to customary confidentiality requirements and limitations on use and provided that Maxygen (A) shall promptly provide Bio with copies of any non-public information concerning Maxygen provided to any other party if and to the extent such information has not otherwise been previously provided Bio and (B) shall take reasonable precautions to protect such non-public information) or entering into discussions or negotiations with any Third Party that has made (and not withdrawn) a bona fide Alternative Proposal and entering into discussions with such Third Party, if such Alternative Proposal was not solicited or knowingly encouraged by Maxygen in the course of discussions regarding a Separate Transaction and if Maxygen’s Board determines that the Alternative Proposal is or is reasonably likely to lead to a Superior Proposal; and (iii) to the extent required, taking and disclosing to Maxygen’s stockholders a position contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act with regard to an Alternative Proposal, or making any other disclosure to Maxygen’s stockholders if Maxygen’s Board determines that disclosure is required under applicable Legal Requirements.

(c) Maxygen shall not propose publicly to approve or recommend an Alternative Proposal unless Maxygen’s Board (after consultation with outside legal counsel and considering in good faith any counter-offer or proposal made by Bio pursuant to clause (iii) hereof) (i) determines that the Alternative Proposal constitutes a Superior Proposal that requires such action in order to comply with Maxygen’s fiduciary duties to its stockholders under applicable Legal Requirements; (ii) shall have given Bio at least five (5) Business Days notice that it intends to approve or recommend such Alternative Proposal (which notice shall attach a copy of the most recent version of all transaction agreements to which Maxygen is proposed to be a party relating to the Alternative Proposal that Maxygen’s Board has determined to be a Superior Proposal) and an opportunity to meet with Maxygen, its financial advisor, and its outside legal counsel, all with the purpose and intent of enabling Bio and Maxygen to discuss and negotiate in good faith a modification of the terms and conditions of this Agreement (it being understood and hereby agreed that a new two (2) Business Days notice and negotiation period shall be required if the Alternative Proposal that Maxygen’s Board has determined to be a Superior Proposal is revised in any material respect); and (iii) shall have determined that such Alternative Proposal continues to be a Superior Proposal after taking into consideration any counter-offer or proposal made by Bio.

(d) Subject to the provisions of this Section 5.4, and Maxygen’s compliance therewith in all material respects, the Parties acknowledge and agree that Maxygen may enter into an agreement for such Superior Proposal and terminate this Agreement immediately prior to, or immediately after, such acceptance of such Superior Proposal pursuant to the terms of Section 7.1(e) hereof. For the avoidance of doubt, Maxygen shall be required to terminate this Agreement prior to, or immediately after, its acceptance of such Superior Proposal as a condition to its entry into an agreement for such Superior Proposal.

(e) Maxygen shall not be permitted to take any of the actions specified in clauses (b) through (d), above, with respect to any Alternative Proposal or any Third Party making an Alternative Proposal after the Stockholder Approval and prior to the earlier of (i) the Closing and (ii) the termination of this Agreement.

(f) This Section 5.4 shall terminate upon the earlier of (i) the Closing and (ii) the termination of this Agreement.

5.5 Employees.

(a) Transferred Employees. Maxygen on behalf of CPC has offered employment, and may continue to, but shall have no obligation to, offer employment, to be effective as of or after the Closing Date and contingent upon the Closing in a form of offer letter mutually agreeable to the Parties, with compensation packages determined by, or to be determined by, CPC but which such compensation packages shall offer a base salary or base hourly rate of pay (as applicable) at least equivalent to the base salary or base hourly rate of pay provided to the employee by Maxygen, to those employees of Maxygen who are listed in Section 5.5 of the Maxygen and Bio JVA Disclosure Schedules (the “Offerees”). Section 5.5 of the Maxygen JVA Disclosure Schedule also notes those Offerees who, as of the date hereof, have accepted the contingent employment offer with CPC referred to above. Maxygen shall use commercially reasonable efforts to (i) encourage the Offerees to continue their employment with Maxygen until Closing, (ii) assist CPC in employing the Offerees, including by encouraging those Offerees who have not accepted the contingent employment offer with CPC to accept such offer with CPC prior to the Closing and (iii) to the extent that any Offerees do not accept the contingent employment offer prior to the Closing, assist CPC in identifying and hiring reasonably appropriate replacements for any such Offerees. In the event Maxygen has Knowledge prior to the Closing Date that any Offeree does not intend to accept the contingent employment offer with CPC, or that any Offeree who has accepted such offer intends to revoke his or her acceptance, Maxygen shall promptly notify Bio of such information.

(b) The Parties agree that the employment relationship between CPC and those Offerees who accept an offer of employment with CPC (the “Transferred Employees”) shall be a new employment relationship, effective upon the Closing, and that it is not the intention of the Parties that any contracts of employment of any employees of Maxygen shall be assumed by CPC as a result of the Transactions except as expressly contemplated by this Agreement or the Transaction Agreements.

(c) Employee Benefit Arrangements. In order to secure an orderly and effective transition of the employee benefit arrangements for Transferred Employees and their respective beneficiaries and dependents, Maxygen shall cooperate with CPC, subject to privacy and other Legal Requirements, to (i) exchange information related to the Transferred Employees, including employment records, benefits information, and financial statements and (ii) take any other reasonably necessary actions with respect to the Transferred Employees and their respective beneficiaries and dependents, subject to compliance with applicable Legal Requirements.

(d) Contributor Benefit Plans. Maxygen shall retain the Contributor Benefit Plans and the assets and liabilities of any Contributor Benefit Plan with respect to any Transferred Employee. CPC shall become a participating employer in such Contributor Benefit Plans specified in the Transition Services Agreement as of the Closing Date and continuing until the day prior to the date the Buy-Out Option is consummated (or such earlier date as mutually agreed by the Parties). In the event CPC’s participation in the Contributor Benefit Plans is terminated in connection with the consummation of the Buy-Out Option, Bio shall provide employee benefits to eligible CPC employees under Bio benefit plans on terms and conditions that are comparable to similarly situated employees of Bio’s U.S. Affiliates. No Contributor Benefit Plan shall be assumed by CPC nor any assets or liabilities of any Contributor Benefit Plan transferred to CPC with respect to any Transferred Employee except as expressly contemplated by this Agreement or the Transaction Agreements. CPC shall recognize the prior service with Maxygen of each Transferred Employee in connection with, and shall provide credit for, any accrued but unused vacation, sick time, or personal time off earned by each Transferred Employee in connection with such prior service as specified in the Transition Services Agreement. The Parties agree that CPC shall not have any liability or responsibility with respect to the administration of the Contributor Benefit Plans as a result of the consummation of the Transactions; provided that this subsection (d) shall not apply if Contributor Benefit Plans or the assets and liabilities thereunder are transferred to CPC in connection with the exercise of the Buy-Out Option with the consent of Bio. Such consent may be withheld for any reason or no reason at all. Nothing contained in this Section 5.5 shall alter the at-will employment relationship of any employees of Maxygen.

5.6 CPC Employee Equity Plan. The Parties shall cause CPC, at the meeting of CPC’s Managers to which the Minutes relate, to establish the CPC 2009 Equity Incentive Plan in substantially the form attached hereto as Exhibit L (the “Equity Incentive Plan”), pursuant to which equity awards may be granted to employees and other eligible service providers of CPC or any parent or Subsidiary thereof.

5.7 Necessary Consents. Maxygen will use all commercially reasonable efforts to obtain such written consents, assignments, waivers and authorizations or other certificates from Third Parties (including those listed in Section 4.1(d) of the Maxygen JVA Disclosure Schedule), give notices to Third Parties and take such other actions as may be reasonably necessary or appropriate, in addition to those set forth in this Article 5, to facilitate and effect the consummation of the Transactions and to facilitate and allow CPC to carry on the Business after the Closing Date and to keep in effect and avoid the breach of, violation of, termination of, or material and adverse change to any Contributor Contract to which Maxygen is a party or is bound or by which any of its assets or properties are bound or affected.

5.8 Regulatory Approvals. The Parties shall promptly execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Authority, whether federal, state, local or foreign, which may be reasonably required in connection with the consummation of the Transactions. The Parties shall use commercially reasonable efforts to obtain, and to cooperate with CPC to promptly obtain, all such authorizations, approvals and consents, and shall pay any associated filing fees payable with respect to such authorizations, approvals and consents, necessary to consummate the Transactions and/or to allow CPC to conduct the Business as it was conducted prior to the Closing. Each Party shall promptly inform one another of any material communication between such Party and any Governmental Authority regarding any of the Transactions. If any of the Parties or any of their respective Affiliates receives any formal or informal request for supplemental information or documentary material from any Governmental Authority with respect to the Transactions, the relevant Party shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request. The Party receiving such communication or request shall direct, in its sole discretion, the making of such response, but shall consider in good faith the views of the other Parties.

5.9 Information Rights.

(a) Maxygen shall:

(i) give Bio full access during normal hours to the Facility, to Persons having business relationships with Maxygen (including suppliers, licensors, licensees, and any landlords), and to all its books and records as such relate to the Contributed Assets, the Assumed Liabilities, the Business or the employees, whether located on their premises or at another location, upon reasonable notice from Bio to Maxygen,

(ii) cause its officers to furnish Bio with such financial and operating data and other information reasonably requested by Bio (including copies thereof) and cooperate and assist with Bio’s investigation of the Business, the Contributed Assets and the Assumed Liabilities as it from time to time may request, including financial statements and schedules,

(iii) allow Bio the opportunity to interview the employees engaged in the Business upon reasonable advance notice and such as would not materially interfere which such employees’ operation of the Business, and

(iv) assist and cooperate with Bio in the development of integration plans for implementation by Bio following the Closing; provided, that no investigation pursuant to this Section 5.9(a)(iv) shall affect or be deemed to modify any representation or warranty made by Maxygen or Bio herein, provided, however, that Maxygen may restrict or otherwise prohibit access to any documents or information to the extent that (i) any applicable Legal Requirement requires Maxygen to restrict or otherwise prohibit access to such documents or information, (ii) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information or (iii) access to a Contract to which Maxygen or any of its Subsidiaries is a party or otherwise bound would violate or cause a default under, or give a Third Party the right terminate or accelerate the rights under, such Contract. Any access to Maxygen’s properties shall be subject to Maxygen’s reasonable security measures and insurance requirements.

(b) Maxygen shall confer on a regular and frequent basis with one or more designated representatives of Bio to report material operational matters and the general status of on-going operations of the Business. Maxygen shall promptly notify Bio of any material change in the financial condition, results of operations or properties of the Business and shall keep Bio fully informed of such events.

5.10 Stockholder Meeting. Maxygen shall (i) duly call, give notice of, convene and hold an annual or special meeting of its stockholders (the “Stockholders’ Meeting”) as promptly as practicable following the date hereof, for the purpose of obtaining Stockholder Approval and (ii) subject to Section 5.4, include in the Proxy Statement (as defined below), and not subsequently withdraw or modify in any manner adverse to Bio, the recommendation of the Maxygen Board regarding Stockholder Approval.

5.11 Stockholder Vote. Maxygen will prepare and deliver to its stockholders a proxy statement (the “Proxy Statement”) which shall solicit Stockholder Approval. Maxygen will provide Bio with the opportunity to review the Proxy Statement prior to the mailing of the Proxy Statement and will consider any comments provided by Bio or its counsel in good faith before filing the Proxy Statement with the SEC.

5.12 Satisfaction of Conditions Precedent. The Parties will use commercially reasonable efforts to satisfy or cause to be satisfied all of the conditions precedent which are set forth in Article 6 promptly as reasonably possible and will use commercially reasonable efforts to cause the Transactions to be consummated as promptly as reasonably possible.

5.13 Execution of Transaction Agreements and Other Documents. Subject to the satisfaction or waiver of the applicable conditions specified in the Transaction Agreements, the Parties shall execute, or cause to be executed, the Transaction Agreements and such other agreements, instruments and documents reasonably necessary to consummate the Transactions to which each Party is a party.

5.14 Tax Matters.

(a) It is the intent of the Parties that CPC shall be organized and operated as a “partnership” for federal, state and local income and franchise Tax purposes. In accordance therewith, (i) the Parties shall not file any election with any Tax Authority to have CPC treated otherwise, and (ii) each Party hereby represents, covenants, and warrants that it shall not maintain a position inconsistent with such treatment.

(b) The Parties acknowledge and agree that the purchase of Maxygen’s ownership interest in CPC and the outstanding Common Units pursuant to the Buy-Out Option shall be treated for federal and applicable state and local income or franchise Tax purposes as a transaction described in Situation 1 of Revenue Ruling 99-6, 1999-1 C.B. 432, pursuant to which: (i) CPC will terminate under Section 708(b)(1)(A) of the Code when Bio purchases Maxygen’s entire interest in CPC and all the outstanding Common Units, (ii) Maxygen and the holders of the Common Units will be treated as selling their entire interest in CPC in accordance with Section 741 of the Code, and (iii) CPC will be deemed to make a liquidating distribution of all of its assets to Bio,

Maxygen and the holders of the Common Units, following which Bio will be treated as acquiring the assets deemed distributed to Maxygen and the holders of the Common Units, so that, pursuant to Section 1012 of the Code, Bio’s tax basis in the CPC assets attributable to Maxygen’s and the holders of the Common Units’ interest in CPC shall be the purchase price for their interests in CPC as determined pursuant to the Buy-Out Option.

5.15 Other Products Collaboration Arrangements. Maxygen shall use commercially reasonable efforts to conduct the research activities described in, and in accordance with, the detailed workplan and budget attached as Schedule 5.2 hereto. Maxygen shall keep Astellas reasonably informed regarding such activities and respond to reasonable requests for information from Astellas with respect thereto. All Intellectual Property generated, invented or created in the conduct of such activities by or for Maxygen other than Enabling Intellectual Property (as defined in the Asset Contribution Agreement) shall, upon Closing, be included within the Other Program Intellectual Property (and therefore the Contributed Assets) assigned to CPC under the Asset Contribution Agreement. After Closing, and within fifteen (15) days after receiving an invoice therefor from Maxygen, Astellas shall pay directly to Maxygen amounts to reimburse Maxygen for FTEs (as defined in the Other Products Collaboration Agreement, and at the FTE Rate specified in that agreement) and external expenses, in each case actually incurred by Maxygen in the conduct of such activities in accordance with Schedule 5.2, provided that, in no event shall Astellas be obligated to pay to Maxygen more than the amounts budgeted for such activities in Schedule 5.2. Promptly following Closing, Maxygen shall provide CPC with any information and materials generated in the course of conducting such activities not already in CPC’s possession as well as such reports and analyses regarding such activities as are reasonably required for CPC to comply with its obligations under the Other Products Collaboration Agreement. In the event that this Agreement terminates without Closing, (i) Maxygen shall exclusively bear all the costs and expenses incurred in conducting such activities, without any obligation for Astellas to reimburse Maxygen in connection with such activities, and (ii) as among Maxygen, Astellas and CPC, all Intellectual Property generated, invented or created in the conduct of such activities by or for Maxygen shall be retained exclusively by Maxygen, and Maxygen shall have the right to research, develop and commercialize, or license Third Parties to research, develop and commercialize, such Intellectual Property without the consent of, or further obligation to, Bio or CPC.

ARTICLE 6

CONDITIONS TO CLOSING

The obligations of each of the Parties to consummate the Transactions are subject to the fulfillment or satisfaction, on and as of the Closing Date, of each of the following conditions (any one or more of which may be waived in a writing executed by each of the counter Parties).

6.1 Conditions Precedent to Obligations of Bio. The obligations of Bio to consummate the Transactions are subject to the satisfaction of the following conditions, unless waived by Bio in writing:

(a) Representations and Warranties. The representations and warranties of Maxygen set forth in this Agreement and in the forms of the Transaction Agreements to be delivered to Bio by Maxygen under this Agreement as attached to this Agreement on the date hereof, shall be true and correct without reference to any qualification as to “materiality” or “Material Adverse Effect,” such that the aggregate effect of any inaccuracies in such representations and warranties does not constitute a Material Adverse Effect with respect to Maxygen, on and as of the date hereof and as of the Closing Date as if made on the date thereof (except to the extent such representation or warranty specifies an earlier date).

(b) Performance of Obligations. Maxygen shall have performed in all material respects all obligations and covenants required to be performed by it under this Agreement and in the forms of the Transaction Agreements to be delivered to Bio by Maxygen under this Agreement as attached to this Agreement on the date hereof, on or prior to the Closing Date.

(c) No Material Adverse Effect. There has been no event or circumstance that has had, or would be reasonably likely to result in, a Material Adverse Effect with respect to Maxygen since the date of this Agreement that is continuing.

(d) Noncompetition Releases. Maxygen shall have delivered letters from Maxygen releasing the Transferred Employees from any noncompetition restrictions contained in agreements between Maxygen and such Transferred Employee prior to the Closing that restrict their ability to provide services in connection with the Business contributed to CPC in accordance with the Transactions, whether now or hereinafter operated by CPC or by Bio. The condition in the foregoing sentence shall not require any Transferred Employee to waive or release any protection of Confidential Information or Intellectual Property that is not being contributed to CPC.

(e) Legal Requirements. No Legal Requirement shall be in effect which prohibits or materially restricts the consummation of the Transactions at the Closing, or which otherwise materially and adversely affects the right or ability of CPC to own, operate or control the Business or the Contributed Assets in whole or in part, and no Proceeding is pending or threatened in writing by a Governmental Authority which is reasonably likely to result in a Legal Requirement having such an effect.

(f) Stockholder Approval. Stockholder Approval shall have been obtained.

(g) Deliveries. Maxygen shall have delivered to Bio all of the closing documents and agreements set forth in Section 3.2 hereof; and CPC shall have delivered to Bio all of the closing documents and agreements set forth in Section 3.5 hereof.

6.2 Conditions Precedent to Obligations of Maxygen. The obligations of Maxygen to consummate the Transactions are subject to the satisfaction of the following conditions, unless waived by Maxygen in writing:

(a) Representations and Warranties. The representations and warranties of Bio and Astellas set forth in this Agreement and in the forms of the Transaction Agreements to be delivered to Maxygen by Bio and Astellas under this Agreement as attached to this Agreement on the date hereof, shall be true and correct without reference to any qualification as to “materiality” or “Material Adverse Effect,” such that the aggregate effect of any inaccuracies in such representations and warranties does not constitute a Material Adverse Effect with respect to Bio or Astellas, on and as of the date hereof and as of the Closing Date as if made on the date thereof (except to the extent such representation or warranty specifies an earlier date).

(b) Performance of Obligations. Bio and Astellas shall have performed in all material respects all obligations and covenants required to be performed by it under this Agreement and in the forms of the Transaction Agreements to be delivered to Bio and Astellas by Maxygen under this Agreement as attached to this Agreement on the date hereof, on or prior to the Closing Date.

(c) Legal Requirements. No Legal Requirement shall be in effect which prohibits or makes illegal the consummation of the Transactions at the Closing, and no Proceeding is pending or threatened in writing by a Governmental Authority which is reasonably likely to result in a Legal Requirement having such an effect.

(d) Stockholder Approval. Stockholder Approval shall have been obtained.

(e) Deliveries. Bio and Astellas shall have delivered to Maxygen all of the closing documents and agreements set forth in Section 3.3 hereof; and CPC shall have delivered to Maxygen all of the closing documents and agreements set forth in Section 3.4 hereof.

ARTICLE 7

TERMINATION

7.1 Voluntary Termination. This Agreement may be terminated at any time before the Closing:

(a) by the mutual written consent of Bio and Maxygen;

(b) by either Bio or Maxygen, if all conditions to such Party’s obligations to consummate the transactions contemplated by this Agreement have not been satisfied or waived, and the Closing has not occurred, on or before November 30, 2009 (the “Outside Termination Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) will not be available to any Party whose breach of a covenant under Article 5 will have been a principal cause of, or will have resulted in, the failure of the Closing to occur on or before such date;

(c) by either Bio or Maxygen if any Governmental Authority shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the Transactions and such Order has become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this subparagraph shall not have initiated such proceeding or taken any action in support of such proceeding or failed to comply with Section 5.8 in any material respect;

(d) by either Bio or Maxygen if Stockholder Approval shall have failed to be obtained at a meeting of Maxygen’s stockholders (giving effect to any adjournment or postponement thereof);

(e) by Maxygen in order to enter into an agreement for a Superior Proposal;

(f) by Bio if Maxygen has materially breached Section 5.4; or

(g) by Bio if Maxygen has withdrawn or adversely changed its recommendation to its stockholders to approve the Transactions.

7.2 Buy-Out Option Termination. Unless earlier terminated pursuant to Section 7.1, this Agreement shall terminate upon the earlier of (x) the Option Closing or (y) the termination of the Buy-Out Option.

7.3 Effects of Termination. In the event of a termination of this Agreement pursuant to Sections 7.1(a), (b), (c) or (d) or Section 7.2, none of the Parties nor any of their respective members, managers, directors, officers or agents shall, other than as otherwise expressly provided for herein, have any further liability to the other Party under this Agreement, except for any deliberate breach or deliberate omission resulting in breach of any of the provisions of this Agreement and except as provided for in this Section 7.3 below and Section 7.4(a). Upon termination of this Agreement prior to Closing, Section 8.6 shall apply and each of the Parties shall keep confidential all information provided by the other Party pursuant to this Agreement which is not in the public domain to the same extent as provided for in Section 8.7 (as if the Closing shall have occurred), and shall return any such information upon the other Party’s request (except to the extent such information is authorized to be held and used by such Party under the Astellas Agreement or any Transaction Agreement). Upon termination of this Agreement after the Closing, (a) Sections 8.3 and 8.5 shall terminate immediately (but the remainder of Article 8 shall remain in full force and effect) and (b) Sections 8.1, 8.2 and 8.4 shall terminate as to Bio and Astellas (but not as to CPC for which such sections shall remain in effect) at such time as and to the extent that neither Astellas nor Bio no longer has any interest in the Contributed Assets (including pursuant to the Astellas Agreement) other than by virtue of a minority ownership of CPC (i.e., such sections shall not terminate in the event of the Option Closing), which interest in the Contributed Assets shall include, for example, a license or a research and development collaboration involving compounds arising out of the Programs (e.g., in the event Astellas obtains a license under the Other Products Collaboration Agreement or for so long as the Astellas Agreement remains in effect). If this Agreement is terminated for any reason, this Agreement will be of no further force or effect; provided, however, that this Section 7.3 (and the applicable provisions described as surviving above, subject to the terms hereof), Section 7.4, Article 9, Article 10, and Article 11 will remain in full force and effect.

7.4 Termination Fee; Remedies.

(a) If this Agreement is terminated by (i) either Bio or Maxygen pursuant to Section 7.1(d), (ii) Section 7.1(g), or (iii) Maxygen pursuant to Section 7.1(e), then Maxygen shall promptly, and in any event within five (5) Business Days after the date of such termination (except as provided in the proviso below), pay Bio the Termination Fee by wire transfer of immediately available funds; provided, however, that in the case of a termination pursuant to clause (i) above: (A) such payment shall be made only if (x) a bona fide Alternative Proposal is publicly made prior to meeting of Maxygen’s stockholders regarding the approval of the Transactions and not withdrawn and (y) Maxygen enters into a definitive acquisition agreement for an Alternative Transaction with a party other than Bio within twelve (12) months following such termination and such Alternative Transaction is consummated, and (B) such payment shall be made promptly, but in no event later than five (5) Business Days, after the consummation of such Alternative Transaction.

(b) Notwithstanding the foregoing, Maxygen shall not be required to pay the Termination Fee if there has been a breach by Bio of any representation, warranty, covenant or agreement contained in this Agreement that would be reasonably likely to, individually or in the aggregate, result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b). The Parties acknowledge that in no event shall Maxygen be responsible for paying the Termination Fee more than once.

(c) The Parties acknowledge that the agreements contained in Section 7.4(a) are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement or proceed with the Transactions. The Parties further agree that the damages resulting from the termination of this Agreement in accordance with Section 7.4(a) are uncertain and incapable of accurate calculation and that the Termination Fee constitutes a reasonable forecast of the actual damages that may be incurred by Bio under such circumstances. The Termination Fee constitutes liquidated damages and not a penalty and shall be the sole monetary remedy in the event that a Termination Fee is paid pursuant to Section 7.4(a).

ARTICLE 8

CERTAIN POST CLOSING COVENANTS AND AGREEMENTS

8.1 Non-Assignable Assets.

(a) Notwithstanding the provisions set forth in Section 6.1 hereof, if any of the Maxygen Contracts or other Contributed Assets are not assignable or transferable as set forth under the Asset Contribution Agreement or if any of the Licensed Intellectual Property (as defined in the Asset Contribution Agreement) is not licenseable as set forth under the Technology License Agreement (each, a “Non-Assignable Asset”) to CPC without the consent of, or waiver by, a Third Party (each, an “Assignment Consent”), either as a result of the provisions thereof, applicable Legal Requirements or otherwise, and any of such Assignment Consents are not obtained by Maxygen on or prior to the Closing Date, Bio may elect by written notice to either (i) have Maxygen permanently retain the Non-Assignable Asset and all Liabilities relating thereto at the Closing; or (ii) have Maxygen continue its efforts to obtain the Assignment Consents after Closing. In case Bio elects (i) above, then this Agreement and the related instruments of transfer shall not constitute an assignment or transfer or license, as the case may be, of such Non-Assignable Assets, CPC shall not assume Maxygen’s rights or obligations under such Non-Assignable Asset or assume the rights or obligations under the Technology License Agreement with respect to such Non-Assignable Asset, as the case may be, and such Non-Assignable Asset shall become an Excluded Asset, as defined in the Asset Contribution Agreement (and such Non-Assignable Asset shall not be included in the Maxygen Contracts or other Contributed Assets or Licensed Intellectual Property, as the case may be). If Bio elects item (ii) above, without limiting Maxygen’s obligations under Section 6.1, Maxygen shall use commercially reasonable efforts to obtain all such Assignment Consents as soon as reasonably practicable after the Closing Date and thereby assign and transfer (or license, as the case may be) to CPC such Non-Assignable Assets. Following any such Assignment Consents, such assets shall be deemed Maxygen Contracts or other Contributed Assets or Enabling Intellectual Property or Licensed Intellectual Property, as the case may be, for purposes of this Agreement (provided that, prior to any such Assignment Consent, CPC shall not assume any of Maxygen’s obligations under the corresponding Non-Assignable Asset or assume the rights or obligations under the Technology License Agreement with respect to the corresponding Non-Assignable Asset, as the case may be, unless and until such Assignment Consent is obtained).

(b) After the Closing, Maxygen shall cooperate with Bio in any reasonable arrangement designed to provide CPC with all of the benefits of the Non-Assignable Assets as if the appropriate Assignment Consents had been obtained, including by granting subleases and establishing arrangements whereby Maxygen and/or CPC shall undertake the work necessary to perform under Maxygen Contracts.

8.2 Delivery and Contribution of Assets.

(a) Where delivery or legal contribution (by assignment or license as applicable) of any Contributed Asset to CPC is not effected in accordance with

Section 4.5 of the Asset Contribution Agreement, Maxygen shall deliver possession of, or, if applicable, contribute (by assignment or license, as the case may be) such Contributed Asset to CPC pursuant to a schedule that the Parties shall work in good faith to agree upon promptly.

(b) Where, following the date determined in accordance with Section 4.5 of the Asset Contribution Agreement, Bio determines that Maxygen is in possession of Contributed Assets which were transferable to CPC pursuant to the Asset Contribution Agreement, then Bio shall notify Maxygen of the existence of the same and, pursuant to a schedule to be agreed to by Maxygen and Bio, Maxygen shall transfer possession of the same to CPC.

(c) Where delivery or legal contribution (by assignment or license as applicable) of any Excluded Asset to CPC is effected, the Parties shall cause CPC to deliver possession of, or, if applicable, distribute (by assignment or license, as the case may be) such Excluded Asset to Maxygen pursuant to a schedule that the Parties shall work in good faith to agree upon promptly.

8.3 Certain Notifications. Maxygen shall give prompt notice to Bio, and Bio shall give prompt notice to Maxygen, of:

(a) any fact, circumstance, event, or action by Maxygen or Bio, respectively, (i) which, if known on the date of this Agreement, would have been required to be disclosed in or pursuant to this Agreement or any other Transaction Agreement; or (ii) the existence, occurrence, or taking of which would result in any of the representations and warranties of Maxygen contained in this Agreement or in any other Transaction Agreement not being true and correct when made or at Closing, but in each case only if such fact, circumstance, event, or action, if in existence as of the Closing Date, would be reasonably likely to cause the condition set forth in either Sections 6.1(a) or 6.2(a), as the case may be, not to be satisfied,

(b) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which, if in existence as of the Closing Date, would be reasonably likely to cause the condition set forth in either Sections 6.1(a) or 6.2(a), as the case may be, not to be satisfied, and

(c) any failure of, circumstance or event which will result in, or could reasonably be expected to result in, the failure of Maxygen or Bio, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, but only if such noncompliance, if in continuing as of the Closing Date, would cause the condition set forth in either Sections 6.1(b) or 6.2(b), as the case may be, not to be satisfied; provided, that the delivery of any notice pursuant to this Section 8.3(c) shall not limit or otherwise affect any remedies available to the party receiving such notice.

Notwithstanding the foregoing, neither Maxygen nor Bio shall be deemed to be in breach of this Section 8.3 by virtue of their failure to disclose any fact, circumstance, event of which Maxygen or Bio, as applicable, did not have Knowledge at any time that such disclosure would be required by this Section 8.3.

8.4 Amendments. CPC and Maxygen agree not to amend or modify the Asset Contribution Agreement, the Technology License Agreement, or any other agreement entered into in connection with the Transaction to which CPC and Maxygen are counterparties but Bio or Astellas US Holding, Inc. is not, or any part or provision of any of the foregoing, and CPC agrees not to waive any of its rights or remedies under the Technology License Agreement or any other agreement entered into in connection with the Transaction to which CPC and Maxygen (but not Bio or Astellas US Holding, Inc.) are counterparties, in all such cases without the prior written consent of Bio. Notwithstanding the foregoing, (a) CPC and Maxygen may make immaterial modifications to the Transition Services Agreement without Bio’s consent upon written notice to Bio, and (b) following the termination of the Buy-Out Option without exercise by Bio thereof, Astellas’ prior consent shall not be required for any amendments, modifications or waivers that would not materially diminish, restrict or limit any rights or licenses granted to Astellas under any agreements between Astellas and CPC or diminish CPC’s ability to perform its obligations to Astellas under any such agreements.

8.5 COBRA. Maxygen shall be responsible for providing continuation coverage to the extent required by Section 4980B of the Code or similar state law (“COBRA”) to those employees of Maxygen, and other qualified beneficiaries under COBRA with respect to such employees, who have a COBRA qualifying event prior to or in connection with the Transactions. Except as required by law, CPC shall not be responsible for the failure of the Maxygen to comply with any of the requirements of COBRA, including applicable notice requirements. Maxygen shall indemnify, defend and hold the CPC and Bio and its Affiliates harmless from any and all Liabilities or increase in costs incurred by CPC and Bio and its Affiliates, as applicable, as a result of the failure of Maxygen to comply with any of the requirements of COBRA, including applicable notice requirements.

8.6 Expenses. Whether or not the Transactions contemplated herein are consummated, except as otherwise provided herein, all fees and expenses incurred in connection with this Agreement and the Transactions including, but not limited to, all legal, accounting, financial, advisory, consulting and all other fees and expenses of Third Parties incurred by a Party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the Transactions shall be the obligation of the respective Party incurring such fees and expenses. Notwithstanding the foregoing, if any broker, finder or investment banker is entitled or becomes entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Maxygen or Bio, then Maxygen or Bio, as the case may be, shall be solely responsible and shall pay such fee or commission.

8.7 Confidentiality.

(a) Confidentiality Obligations. Subject to paragraph (b) below and except to the extent otherwise expressly authorized by the Transaction Agreements (or the Astellas Agreement) or otherwise agreed to in writing by the applicable Parties, each Party shall keep confidential and shall not publish or otherwise disclose, nor use for any purpose other than for the purpose of exercising its rights or performing its obligations under this Agreement or any other Transaction Agreement (or the Astellas Agreement), any Confidential Information of any other Party hereto. Confidential Information of a Party shall consist of any Confidential Information disclosed by such Party to another Party under this Agreement or any other Transaction Agreement; provided, however, that any Confidential Information that is part of the Contributed Assets assigned to CPC under the Asset Contribution Agreement shall be deemed Confidential Information of CPC as of and after the Closing Date (but Confidential Information of Maxygen prior to the Closing Date) and such Confidential Information shall not be deemed to be known by Maxygen as of and after the Closing Date for purposes of the exclusions below (and Maxygen shall thereupon be deemed the receiving Party with respect to such Confidential Information for purposes of such exclusions and the other provisions of this Section 8.7). For the avoidance of doubt, the terms, conditions, all Parties and the existence of the Transaction Agreements shall be considered Confidential Information of all Parties until such time as and solely to the extent disclosed pursuant to Section 8.7(c) or to the extent as otherwise required by applicable Legal Requirements (subject to a reasonable opportunity for prior review and comment by the other Parties). Notwithstanding any of the foregoing to the contrary, Confidential Information shall not include any information that:

(i) was already known to the receiving Party, other than under an obligation of confidentiality (except to the extent such obligation has expired or an exception is applicable under the relevant agreement pursuant to which such obligation was established), at the time of disclosure to such Party;

(ii) was generally available to the public or otherwise part of the public domain at the time of its disclosure to a Party hereunder;

(iii) became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of any receiving Party in breach of this Agreement or any other Transaction Agreement;

(iv) was independently discovered or developed by such Party without reference to or use of Confidential Information of another Party, as demonstrated by documented evidence; or

(v) was disclosed to such Party, other than under an obligation of confidentiality (except to the extent such obligation has expired or an exception is applicable under the relevant agreement pursuant to which such obligation was established), by a Third Party who had no obligation not to disclose such information to others.

The obligations set forth in this Section 8.7(a) shall remain in effect during the term of this Agreement or for five (5) years following termination of this Agreement.

(b) Authorized Disclosure. Except as expressly provided otherwise in the Transaction Agreements (or the Astellas Agreement), each Party may use and disclose Confidential Information of the other Parties as follows: (i) under appropriate confidentiality provisions substantially equivalent to those in this Agreement (except that the term of confidentiality may be shorter than the term of confidentiality herein, but in no event less than five (5) years after the termination of the agreement with the disclosee containing such confidentiality provisions): (A) in connection with the performance of its obligations or as reasonably necessary or useful in the exercise of its rights under the Transaction Agreements (or the Astellas Agreement), including the right to grant licenses or sublicenses or extension of the licenses and sublicenses to Affiliates and subcontractors as permitted hereunder or in the other Transaction Agreements (or the Astellas Agreement), and (B) to the extent such disclosure is reasonably necessary or useful in conducting activities under the 4 Program or Other Programs; (ii) to the extent such disclosure is reasonably necessary in prosecuting or maintaining any patent or other Intellectual Property in accordance with the Transaction Agreements (or the Astellas Agreement), prosecuting or defending litigation related to the Transaction Agreements (or the Astellas Agreement), complying with applicable governmental regulations with respect to performance under the Transaction Agreements or the Astellas Agreement (including to comply with the applicable rules of any public stock exchange upon which the stock of such Party or its Affiliate is listed), making any regulatory filings, otherwise obtaining marketing approvals or fulfilling post-marketing approval obligations for products that are the subject a Transaction Agreement (or the Astellas Agreement), or otherwise required by applicable Legal Requirements; provided, however, that if a Party is required by applicable Legal Requirements or court order to make any such disclosure of another Party’s Confidential Information such Party will, except where impracticable for necessary disclosures (for example, in the event of medical emergency), give reasonable advance notice to such other Party of such disclosure requirement and, in each of the foregoing, (but not to the extent inappropriate in the case of prosecution and maintenance of patents), will use its reasonable efforts to seek confidential treatment of such Confidential Information required to be disclosed; (iii) in communication with advisors (including financial advisors, lawyers and accountants) or actual or bona fide potential investors or acquirers, or actual or bona fide potential licensees or sublicensees related to products that are the subject of the Transaction Agreements (or the Astellas Agreement), or approved or permitted contractors, service providers, vendors and the like used (or to be used) in connection with activities under any Transaction Agreement or the Astellas Agreement, each on a need to know basis, and in each case under standard confidentiality obligations (subject to the allowances for term of confidentiality provided in subsection (i) above), or (iv) to the extent mutually agreed to by the Parties. In addition to the foregoing, with respect to complying with the disclosure requirements of the SEC or similar regulatory bodies or the rules of an applicable public stock exchange, in connection with any required disclosure of material information related to this Agreement, the Parties shall consult with one another concerning the information to be disclosed where practicable.

(c) Press Release. Notwithstanding the foregoing, the Parties shall agree upon and release a mutually agreed press release or press releases to announce the execution of the Transaction Agreements in substantially the forms attached hereto as

Exhibit M together with a corresponding question & answer outline for use in responding to inquiries about the Transaction Agreements; thereafter, the Parties may each disclose to Third Parties the information contained in such press releases and question & answer outline without the need for further approval by the others. The Parties acknowledge that Maxygen will file a Current Report on Form 8-K with the SEC and will attach this Agreement and other Transaction Agreements as exhibits to such report.

(d) Coordination Regarding Required Disclosures. In the event any Party proposes to make a disclosure of another Party’s Confidential Information because such Party believes that such disclosure is required by any Legal Requirement or applicable stock exchange rule, and another Party requests the opportunity to discuss whether or not such Party is required to make such disclosure, the Parties will use reasonable efforts to refer the matter, if time permits, to the respective in-house or outside counsel for each Party for discussion. If time does not permit such discussion, or if after such discussion between counsel, the Party desiring to make the disclosure still believes such Party is required by any Legal Requirement or applicable stock exchange rule to make such disclosure, it may do so, upon written notice to the other Parties. For clarity, nothing in this Section 8.7 shall prevent any Party from making disclosures in compliance with applicable Legal Requirements.

(e) Coordination with Certain Other Agreements. Notwithstanding anything herein to the contrary, this Section 8.7 shall not apply to disclosures of Confidential Information (and associated use of such Confidential Information) under the Astellas Agreement or the Other Products Collaboration Agreement to the extent subject to the applicable confidentiality provisions of such agreements, and any such disclosure and/or use shall be governed solely by the Astellas Agreement or the Other Products Collaboration Agreement, as applicable.

8.8 Assignment Notification and Acknowledgement. At or promptly following the Closing, Maxygen or CPC, as applicable, shall provide to the counterparties the notice and/or acknowledgement letters listed on Schedule 3.2(f) (copies of which were provided at Closing pursuant to Section 6.1(g) hereof). For the avoidance of doubt, such notice and or acknowledgment letters shall not be required to be executed, accepted or otherwise acknowledged by any Person other than Maxygen or CPC, as applicable.

ARTICLE 9

INDEMNIFICATION; ENFORCEMENT AND REMEDIES

9.1 Survival of Representations and Warranties. All representations and warranties of the Parties in this Agreement or any other Transaction Agreement (with the exception of the representations and warranties contained in the Technology License Agreement and the Other Products Collaboration Agreement, which representations and warranties shall survive in accordance with their terms) shall survive the Closing until the earlier to occur of (x) the third anniversary of the Closing Date and (y) the Option Closing (the “Survival Date”); provided, that all representations and warranties contained in Sections 4.1(b), 4.2(b), 4.3(b) shall survive indefinitely.

9.2 Indemnification by Maxygen. Subject to the limitations set forth in this Article 9, Maxygen shall indemnify, defend and hold harmless Astellas, CPC and their respective Representatives as indemnitees from and against any and all Damages, whether or not involving a Third Party claim, including reasonable attorneys’ fees, to the extent resulting from:

(a) any breach of a representation or warranty of Maxygen contained in this Agreement or in any other Transaction Agreements;

(b) any breach of a covenant of Maxygen contained in this Agreement or in any other Transaction Agreements; or

(c) an Excluded Liability.

9.3 Indemnification by Bio and Astellas. Subject to the limitations set forth in this Article 9, Bio and Astellas shall, on a joint and several basis, indemnify, defend and hold harmless Maxygen and CPC and their respective Representatives as indemnitees from and against any and all Damages, whether or not involving a Third Party claim, including reasonable attorneys’ fees, to the extent resulting from:

(a) any breach of a representation or warranty of Bio, Astellas US Holding, Inc. or Astellas contained in this Agreement or in any other Transaction Agreements; or

(b) any breach of a covenant of Bio, Astellas US Holding, Inc. or Astellas contained in this Agreement or in any other Transaction Agreements.

9.4 Indemnification by CPC. Subject to the limitations set forth in this Article 9, CPC shall indemnify, defend and hold harmless Maxygen and Astellas and their respective Representatives as indemnitees, from and against any and all Damages, whether or not involving a Third Party claim, including reasonable attorneys’ fees, to the extent resulting from:

(a) any breach of a representation or warranty of CPC contained in this Agreement or in any other Transaction Agreements;

(b) any breach of a covenant of CPC contained in this Agreement or in any other Transaction Agreements; or

(c) any Assumed Liability.

9.5 Procedures for Indemnification.

(a) A party entitled to be indemnified pursuant to Section 9.2, 9.3, or 9.4 above (the “Indemnified Party”) shall promptly notify the party liable for such indemnification (the “Indemnifying Party”) in writing, of any claim or demand with reasonable specificity, under which the Indemnified Party has determined has given or is reasonably likely to give rise to a right of indemnification under this Agreement within thirty (30) days of such determination; provided, however, that a failure to provide such notice shall not relieve any Indemnifying Party of its obligations hereunder except to the extent that it has been materially prejudiced by such failure.

(b) If the Indemnified Party shall notify the Indemnifying Party of any claim or demand pursuant to Section 9.5(a) above, and if such claim or demand relates to a claim or demand asserted by a Third Party against the Indemnified Party that the Indemnifying Party acknowledges is a claim or demand for which it must indemnify or hold harmless the Indemnified Party under Section 9.2, 9.3 or 9.4 above, the Indemnifying Party shall have the right to employ counsel of its choice to defend any such claim or demand asserted against the Indemnified Party. The Indemnified Party shall have the right to participate in the defense of any such claim or demand at its own expense; provided that, in connection with any Third Party claim Indemnified Party shall have determined in good faith that such Third Party claim may result in any non-monetary Damages, then such Indemnified Party shall have the right to elect, by notice to the Indemnifying Party, to be represented by separate counsel, and in any such case the reasonable fees and expenses of such separate counsel shall be borne by the Indemnified Party. The Indemnifying Party shall notify the Indemnified Party in writing, as promptly as possible (but in any case before the due date for the answer or response to a claim) after the date of the notice of claim given by the Indemnified Party to the Indemnifying Party under Section 9.5(a), of its election to defend in good faith any such Third Party claim or demand. Subject to any agreement to which the Indemnified Party is a party and/or Legal Requirement, the Indemnified Party shall make available to the Indemnifying Party or its agents, at the Indemnifying Party’s cost, all records and other material in the Indemnified Party’s possession reasonably required by it for its use in contesting any Third Party claim or demand, subject to customary and appropriate confidentiality limitations. The Indemnifying Party shall not settle or compromise any such claim or demand unless the claim or demand was solely for money damages and the Indemnified Party is given a full and complete release of any and all liability by all relevant parties relating thereto without the prior consent of the Indemnified Party (such consent not to be unreasonably delayed or withheld).

9.6 Limitations on Indemnification.

(a) Except with respect to, Section 9.8 and Section 9.9 hereof and as provided in the last sentence of this Section 9.6(a), each Indemnifying Party’s total monetary liability arising out of its obligations under this Article 9 shall not exceed twenty million dollars ($20,000,000); provided, however, that Bio and Astellas together shall be entitled to recover in the aggregate no more than twenty million dollars ($20,000,000) from Maxygen and CPC together; and further provided, however, that Maxygen and CPC together shall be entitled to recover in the aggregate no more than twenty million dollars ($20,000,000) from Bio and Astellas together. Nothing in this Agreement shall be deemed to limit a Person’s liability for Damages to the extent that Person committed fraud.

(b) The foregoing indemnification provisions are in addition to, and not in derogation of, any statutory, equitable or common-law remedy any Indemnified

Party may have for breach of any covenant or agreement in this Agreement or any other Transaction Agreement. Notwithstanding the foregoing, and subject to Section 7.4 hereof, the indemnification provided for in this Article 9 shall be the sole and exclusive monetary remedy to any Indemnified Party for any Damages (including any monetary remedy under any equitable theory) arising out of the breach of the representations and warranties in this Agreement or any other Transaction Agreement (except for the Technology License Agreement and the Other Products Collaboration Agreement which shall not be subject to such limitation except to the extent provided in such agreement) or with respect to Excluded Liabilities or Assumed Liabilities; provided, however, that the foregoing shall not limit any Party from seeking or obtaining specific performance, injunctions or other similar relief.

(c) Except with respect to Section 9.9 hereof, and except as provided in Section 9.8 below, no Indemnified Party shall be entitled to recover Damages under this Article 9 after the Survival Date; provided, however, that such Indemnified Party may recover Damages under this Article 9 with respect to any Third Party claim, action, suit or proceeding for which indemnification is asserted hereunder and in accordance with the terms hereof prior to the Survival Date.

9.7 Enforcement of Certain Transaction Agreements by Bio. Maxygen hereby grants to Bio the right and power to enforce and to seek to obtain such legal, equitable, arbitral or other remedies as would be available to CPC under the Asset Contribution Agreement for any breach by Maxygen of any representation and warranty made by Maxygen to CPC in Article 5 of the Asset Contribution Agreement or breach by Maxygen of any covenant in Article 2 or Article 4 of the Asset Contribution Agreement or in Section 5.1 or Section 5.2 of this Agreement (including by way of enforcement of CPC’s indemnification rights in Section 9.2 of this Agreement with respect thereto); provided that any remedy obtained by Bio pursuant to this Section 9.7 shall be paid, assigned or distributed to, or otherwise recovered or obtained on behalf of, CPC only and not to or on behalf of Bio in its capacity as a Unit holder in CPC. For the avoidance of doubt, Bio shall not by reason of this Section 9.7 be entitled to any legal, equitable, arbitral or other remedy for any breach by Maxygen of any representation and warranty made by Maxygen to CPC in Article 5 of the Asset Contribution Agreement or breach by Maxygen of any covenant in Article 2 or Article 4 of the Asset Contribution Agreement or in Section 5.1 or Section 5.2 of this Agreement with respect to any loss, injury or other damage that Bio may suffer or incur in its capacity as a Unit holder in CPC.

9.8 Astellas Agreement Indemnity. Subject to Section 9.6(c), CPC shall indemnify Maxygen for (and solely limited to) any amount paid to Astellas by Maxygen in compensation for a breach of the Astellas Agreement, as provided for under the Astellas Agreement Assignment and Novation; provided, however, that the foregoing excludes any indemnification by CPC for any such amounts to the extent the breach of the Astellas Agreement underlying such amounts arises or results from a breach by Maxygen of any representations, warranties or covenants of Maxygen under any of the Transaction Agreements. For the avoidance of doubt, if the amounts paid by Maxygen to Astellas for breach of the Astellas Agreement are attributable to both a breach by Maxygen of a Transaction Agreement and to causes that are not attributable to such a breach by Maxygen, only a reasonably allocable portion of such amounts attributable to such breach by Maxygen shall be excluded from the foregoing indemnity.

9.9 Indemnity for Certain Third Party Claims. Maxygen shall defend Bio and CPC, and their respective Representatives as indemnitees from and against any Third Party action, claim, suit or proceeding (and indemnify and hold harmless Bio and CPC and their respective Representatives from seventy-five percent (75%) of all Damages, including reasonable attorney’s fees, resulting therefrom) arising out of an allegation that the conduct of the Programs by or for CPC in the manner Maxygen conducted such Programs prior to the Closing Date or in a manner that Maxygen anticipated that CPC would conduct such Programs after the Closing Date, infringes (whether directly, indirectly, contributory, by inducement or otherwise) any of the Patents listed on Schedule 9.9. The indemnity provided for in this Section 9.9 shall terminate upon the earlier to occur of the Option Closing or the expiration of the last-to-expire of the Patents within the foregoing listed Patents; provided, however, that Bio and CPC may recover after such termination (and enforce this Section 9.9 with respect thereto) for any claim for indemnification under this Section 9.9 with respect to a claim asserted by a Third Party prior to the termination date of the indemnity provided for in this Section 9.9 in accordance with this Section 9.9. For the avoidance of doubt, the foregoing indemnity includes costs related to the initial response to any claims or warning letters concerning the infringement described above and the cost of any license agreement entered into to end or settle any indemnified claims, actions, suits or proceedings, and CPC and Bio shall permit Maxygen to control such responses to claims or warning letters, and negotiation of the terms of such a license agreement, if any, subject to reasonable consultation with Bio. The procedures in Section 9.5 shall apply to any indemnification under this Section 9.9; provided, however, that any settlement or license agreement shall be subject to Bio’s prior approval, not to be unreasonably withheld; further provided, however, Maxygen may enter into a settlement of such claim without Bio’s prior approval if such settlement provides solely for payment of money and the Indemnified Party is given a full and complete release of any and all liability by all relevant parties relating thereto, and CPC and Bio shall not be obligated to bear 25% of amounts paid under any such settlement entered into by Maxygen without Bio’s approval. All costs and expenses incurred by Maxygen in defending, responding to or litigating any claims, actions, suits or proceedings subject to indemnification hereunder (or negotiating associated settlements or licenses) shall be borne solely by Maxygen (without any obligation on Maxygen or CPC to share any of the costs thereof), provided that any payments made by Maxygen to the Third Party claimant for settlement or license to resolve any such indemnifiable claim (as each is approved as provided above) shall be subject to 25% cost sharing by Bio and/or CPC.

9.10 Single Remedy. For the avoidance of doubt, nothing in this Agreement nor any other Transaction Agreement is intended to nor shall be deemed to grant any Party more than a single monetary damages remedy or recovery in any given instance, for any other Party’s breach of an individual representation or warranty with respect to any specific given event, fact or circumstance even though such representation or warranty may be present in more than one Transaction Agreement or claimed by its incorporation by reference to be contained in more than one Transaction Agreement. Any dispute arising out of or in connection with this Agreement shall be submitted for resolution in accordance with Article 10 hereof.

9.11 Limitation on Liability. Notwithstanding anything in this Agreement to the contrary, no Party shall be entitled to any indirect, special, incidental, consequential or punitive damages of any kind in any legal, equitable, arbitral or other proceeding for any breach by any other Party of a representation, warranty, covenant or agreement contained in this Agreement or in any other Transaction Agreement (but for the avoidance of doubt, without limiting a Party’s right to attorneys fees and other fees and costs to the extent provided therein), including for claims brought under this indemnity or otherwise, except to the extent that any such damages are awarded in a proceeding or paid in a settlement with a Third Party and are otherwise subject to recovery under the terms and conditions of this Agreement and the other Transaction Agreements.

ARTICLE 10

DISPUTE RESOLUTION

10.1 Disputes. Any dispute arising out of or in connection with this Agreement shall first be submitted for resolution by the Parties in accordance with this Section 10.1. Any Party shall, by written notice to the other Parties, have any such dispute referred to the Chief Executive Officers (the “CEOs”) (or an executive officer designated by the respective CEO) of the Parties for attempted resolution by good faith negotiations within ten (10) Business Days of such notice. In such event, each Party shall cause its CEO or the CEO’s designated executive officer to meet and be available to attempt to resolve such issue. If the Parties should resolve such dispute or claim, a memorandum setting forth their agreement will be prepared and signed by each Party if requested by any Party. The Parties shall cooperate in an effort to limit the issues for consideration in such manner as narrowly as reasonably practicable in order to resolve the dispute.

10.2 Arbitration. Other than with respect to any Specified Dispute, if the dispute between the Parties is not resolved under Section 10.1 within the ten (10) Business Day period described above, any dispute or controversy arising out of or in connection with this Agreement, or the validity, enforceability, construction, performance or breach hereof shall be finally and exclusively settled by binding arbitration under this Section 10.2 under the Rules of Conciliation and Arbitration of the International Chamber of Commerce by the arbitrator appointed in accordance with the rules thereof and the decisions of the arbitrator shall be final and binding on the parties hereto. The place of the arbitration proceeding shall be in San Francisco, California. The Parties agree that the decision shall be the sole, exclusive and binding remedy between them regarding determination of the matters presented to the arbitrator; provided that, for the avoidance of doubt, the arbitrator shall not award any remedy other than the Termination Fee with respect to those matters specified in Sections 7.4(a) or 7.4(b). The costs of such arbitration, including administrative and arbitrator’s fees, shall be shared equally by the Parties, and each Party shall bear its own expenses and attorney’s fees incurred in connection with the arbitration; provided that the arbitrator may require a Party to reimburse one or more other Parties for expenses and attorney’s fees if it determines that any dispute has been submitted to arbitration in bad faith. The Parties shall use good faith efforts to complete arbitration under this Section 10.2 within ninety (90) days following the initiation of such arbitration. The arbitrator shall establish reasonable additional procedures (including with respect to discovery) to facilitate and complete such arbitration within such ninety (90) day period. Any written evidence originally in a language other than English shall be submitted in English translation accompanied by the original or a true copy thereof.

10.3 Intellectual Property Disputes. Notwithstanding the above, any disputes related to intellectual property rights of the Parties which are not resolved under Section 10.1 shall be brought to a court of competent jurisdiction in the country in which such intellectual property rights were granted.

10.4 Provisional Remedies. Other than as expressly provided for in Section 7.4 and Section 9.6, nothing in this Agreement shall limit the right of any Party to seek to obtain in any court of competent jurisdiction any interim relief or provisional remedy, including injunctive relief (but not, for the avoidance of doubt, any monetary damages or monetary relief under any equitable theory), pending resolution under this Article 10 as applicable, that may be necessary to protect the rights or property of that Party. Seeking or obtaining such interim relief or provisional remedy in a court shall not be deemed a waiver of the agreement to arbitrate. For clarity, any such interim relief or provisional remedies shall be cumulative and not exclusive and are in addition to any other remedies that any Party may have under this Agreement or applicable Legal Requirement.

ARTICLE 11

MISCELLANEOUS

11.1 Governing Law. This Agreement and any dispute arising from the performance or breach hereof shall be governed by and construed and enforced in accordance with the substantive laws of the State of Delaware, without reference to conflicts of laws principles that would result in laws of a jurisdiction other then the State of Delaware governing. Notwithstanding the above, any dispute regarding validity or enforceability of any patent shall be governed by the patent laws of the jurisdiction in which such patent was issued solely for the purpose of resolution of the dispute as to validity and enforceability.

11.2 Joinder Agreement. Bio and Maxygen hereby consent to the joining of CPC as a party hereto as if originally a Party upon CPC’s formation and execution of the Joinder Agreement. For the avoidance of doubt, upon CPC’s execution of the Joinder Agreement, CPC shall be a Party as the term is used and defined herein.

11.3 Assignment. Except as provided in Section 11.3, this Agreement shall not be assignable or otherwise transferred, in whole or in part, by any Party to any

Third Party without the written consent of the other Parties, provided that this Agreement may without requiring the consent of any other Party be assigned, transferred, delegated or sublicensed to (i) an entity that acquires all or substantially all of the business or assets of such Party, whether by merger, reorganization, acquisition, asset sale or otherwise, or (ii) a Related Entity of such Party, (including, for the avoidance of doubt and without limitation, a liquidating trust or similar entity), in each case subject to the agreement in writing of such transferee to be subject to the terms and conditions of this Agreement, the Asset Contribution Agreement and the Purchase Agreement. Except as expressly provided in this Section 11.3, any attempted assignment or transfer of this Agreement shall be null and void. The terms and conditions of this Agreement shall be binding on and inure to the benefit of the permitted successors and assigns of the Parties.

11.4 Notices. Any notice, request, delivery, approval or consent required or permitted to be given under this Agreement shall be in English language, in writing, shall specifically refer to this Agreement and shall be deemed to have been sufficiently given if delivered in person, transmitted by as a PDF attachment to an email (receipt verified) or by express courier service (signature required) or five (5) Business Days after it was sent by registered letter, return receipt requested (or its equivalent), provided that no postal strike or other disruption is then in effect or comes into effect within two (2) Business Days after such mailing, to the Party to which it is directed at its address or email address shown below or such other address or email address as such Party will have last given by notice to the other Parties.

If to Maxygen,
or CPC addressed to:	Maxygen, Inc.
515 Galveston Drive
Redwood City, California 94063
USA
Attention: Chief Business Officer
Telephone: (650) 298-5300
Email address: corporatesecretary@maxygen.com

with copy to:	Maxygen, Inc.
515 Galveston Drive
Redwood City, California 94063
USA
Attention: General Counsel
Telephone: (650) 298-5300
Email address: corporatesecretary@maxygen.com

and a copy to:	Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
USA
Attention: Tony Jeffries
Telephone: (650) 493-9300
Email address: tjeffries@wsgr.com

If to Bio or Astellas, addressed to:	Astellas Pharma Inc.
3-11, Nihonbashi-Honcho 2-chome
Chuo-ku, Tokyo 103-8411
Japan
Attention: Vice President, Business Development
Telephone: (813) 3244-2500
Email address: masaki.doi@jp.astellas.com

with a copy to:	Astellas Pharma Inc.
3-11, Nihonbashi-Honcho 2-chome
Chuo-ku, Tokyo 103-8411
Japan
Attention: Vice President, Legal
Telephone: (813) 3244-3231
Email address: kazunori.okimura@jp.astellas.com

with a copy to:	Morrison & Foerster LLP 1290 Avenue of the Americas New York, NY 10104
Attention: Michael O. Braun, Esq. Telephone: (212) 468-8000 Email address: mbraun@mofo.com

11.5 Waiver. No Party may waive or release any of its rights or interests in this Agreement except in writing. The failure of any Party to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition. No waiver by any Party of any condition or term in any one or more instances shall be construed as a continuing waiver of such condition or term or of another condition or term.

11.6 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT.

11.7 Severability. If any provision hereof is held invalid, illegal or unenforceable by any arbitrator or court of competent jurisdiction from which no appeal can be or is taken, the Parties shall negotiate in good faith a valid, legal and enforceable substitute provision that most nearly reflects the original intent of the Parties and all other provisions hereof shall remain in full force and effect in such tribunal or jurisdiction, as the case may be, and shall be liberally construed in order to carry out the intentions of the Parties as nearly as may be possible. Such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of such provision in any other tribunal or jurisdiction.

11.8 Entire Agreement/Modification. The Transaction Agreements and the Astellas Agreement (including Exhibits thereto) set forth all the covenants, promises, agreements, warranties, representations, conditions and understandings between the Parties with respect to the subject matter hereof and thereof, and supersede all prior agreements and understandings between the Parties with respect to such subject matter. No subsequent alteration, amendment, change or addition to this Agreement shall be binding upon the Parties unless reduced to writing and signed by the respective authorized officers of each of the Parties.

11.9 Non-Solicitation. Until the later of (x) three (3) years from the date of this Agreement or (y) one (1) year following the consummation of the purchase of Maxygen’s ownership interest in CPC pursuant to the Buy-Out Option, no Party shall, either directly or indirectly, solicit any employee of another Party to terminate his or her employment with such other Party and become employed by such other Party, whether or not such employee is a full-time employee of such other Party, and whether or not such employment is pursuant to a written agreement or is at-will. Nothing herein shall be construed to prohibit any Party from hiring any employees who are not Offerees that: (i) first make contact with such Party on their own initiative regarding employment, (ii) are identified to such party as a result of a non-directed Third Party executive search; or (iii) respond to advertisements for employment that are aimed at the public at large in any newspaper, trade magazine, or other periodical or media in general circulation.

11.10 Relationship of the Parties. The Parties agree that the relationship of Maxygen and Bio established by this Agreement is that of independent contractors. Furthermore, the Parties agree that this Agreement does not, is not intended to, and shall not be construed to, establish an agency, partnership or any other relationship. Except as may be specifically provided herein, no Party shall have any right, power or authority, nor shall they represent themselves as having any authority to assume, create or incur any expense, liability or obligation, express or implied, on behalf of any other Party, or otherwise act as an agent for any other Party for any purpose.

11.11 Force Majeure. Except with respect to payment of money, no Party shall be liable or responsible to any other Party nor be deemed to have defaulted under or breached this Agreement for failure or delay in fulfillment or the performance of any of its obligations under this Agreement for the time and to the extent such failure or delay is caused by or results from fire, earthquake, tornado, embargo, prohibition or intervention, riot, civil commotion, war, act of war (whether war be declared or not), insurrection, terrorist act, strike, flood, governmental act or restriction (beyond the reasonable control of the respective Party), act of God, or other cause that is beyond the reasonable control and not caused by the negligence or misconduct of the affected Party. Any Party affected by such force majeure will provide the other Parties with full particulars thereof as soon as it becomes aware of the same (including its best estimate of the likely extent and duration of the interference with its activities), and will use commercially reasonable efforts to overcome the difficulties created thereby and to resume performance of its obligations as soon as practicable. If the performance of any such obligation under this Agreement is delayed owing to such a force majeure for any continuous period of more than one hundred eighty (180) days, the Parties hereto will consult with respect to an equitable solution, including the possibility of the mutual termination of this Agreement.

11.12 Third Party Beneficiaries. Except for the rights to indemnification provided for the Indemnified Parties pursuant to Article 9, all rights, benefits and remedies under this Agreement are solely intended for the benefit of the Parties, and except for such rights to indemnification expressly provided pursuant to Article 9, no Third Party shall have any rights whatsoever to (i) enforce any obligation contained in this Agreement (ii) seek a benefit or remedy for any breach of this Agreement, or (iii) take any other action relating to this Agreement under any legal theory, including but not limited to, actions in contract, tort (including but not limited to negligence, gross negligence and strict liability), or as a defense, setoff or counterclaim to any action or claim brought or made by the Parties.

11.13 Further Assurances. At any time or from time-to-time on and after the date of this Agreement, any Party shall at the request of the other Parties (i) deliver to the requesting Party such records, data or other documents as may be reasonably necessary to give effect to the provisions of this Agreement, (ii) execute, and deliver or cause to be delivered, all such consents, documents or further instruments of assignment, transfer or license as may be reasonably necessary to give effect to this Agreement, and (iii) take or cause to be taken all such actions, as the requesting Party may reasonably deem necessary or desirable in order for the requesting Party to obtain the full benefits of this Agreement and the transactions contemplated hereby.

11.14 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together, shall constitute one and the same instrument.

11.15 Interpretation. Unless otherwise indicated herein, with respect to any reference made in this Agreement to a Section (or Article, Subsection, Paragraph, Subparagraph or Clause), Exhibit or Schedule, such reference shall be to a section (or article, subsection, paragraph, subparagraph or clause) of, or an exhibit or schedule to, this Agreement. The table of contents and any article, section, subsection, paragraph or subparagraph headings contained in this Agreement and the recitals at the beginning of this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed, as the context indicates, to be followed by the words “but (is/are) not limited to.” Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context indicates is appropriate. Where specific language is used to clarify or illustrate by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict the construction of the general statement which is being clarified or illustrated. Unless otherwise specified, any reference to a time or date shall be with reference to the time or date, as the case may be, in Wilmington, Delaware.

11.16 Construction. The construction of this Agreement shall not take into consideration the Party who drafted or whose representative drafted any portion of this Agreement, and no canon of construction shall be applied that resolves ambiguities against the drafter of a document. Each Party acknowledges that: (a) it has read this Agreement; (b) it has been represented in the preparation, negotiation and execution of this Agreement by legal counsel of its own choice or has voluntarily declined to seek such counsel; and (c) it understands the terms and consequences of this Agreement and is fully aware of the legal and binding effect of this Agreement.

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IN WITNESS WHEREOF, the Parties have executed this Agreement in duplicate originals by their duly authorized representatives as of the date first written above.

MAXYGEN, INC.		ASTELLAS PHARMA INC.

By:	/s/ Russell J. Howard	By:	/s/ Yoshihiko Hatanaka
Name:	Russell J. Howard	Name:	Yoshihiko Hatanaka
Title:	Chief Executive Officer	Title:	Senior Corporate Executive & Chief
Strategy Officer

ASTELLAS BIO INC.

By:	/s/ Yoshihiko Hatanaka
Name:	Yoshihiko Hatanaka
Title:	Senior Corporate Executive & Chief
Strategy Officer

SIGNATURE PAGE TO THE MASTER JOINT VENTURE AGREEMENT